FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

809940

Merrill Lynch Mortgage Investors, Inc.	~~000-0809-940~~
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, May 24, 2005, MLMI Series 2005-A3	**333-121605**

Name of Person Filing the Document
(If Other than the Registrant)

[redacted]

05056402

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MERRILL LYNCH MORTGAGE INVESTORS, INC.

By: Paul Park

Name: Paul Park

Title: Managing Director

Dated: May 24, 2005, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

RMBS New Transaction

Computational Materials

$[315,360,000] (approximate)

MLMI 2005-A3

Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

Merrill Lynch Mortgage Lending, Inc.
Seller

GreenPoint Mortgage Funding Inc.
Originator and Servicer

May [4], 2005

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all material of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that residential mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

			SCENARIO		1	2	3	4	5	6	7	8	9
			Speed	Pricing	100% pricing	100% pricing	100% pricing	50% pricing	50% pricing	50% pricing	100% pricing	100% pricing	100% pricing
			Rates		Static	Static	Static	Static	Static	Static	Forward	Forward	Forward
			Triggers		Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
			Cleanup Call		To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
			Default P&I Advance		100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance
			Default Severity		40%	50%	60%	40%	50%	60%	40%	50%	60%
			Default Recovery Lag	Months	12 months	12 months	12 months	12 months	12 months	12 months	12 months	12 months	12 months
			Default Balance		Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance
			CPR = CDR + CRR	Capped at prepay									
			CPR = CRR	PSA standard	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR
Class	Ratings F/M/S&P	Initial Bond Size	Sub-ordination	-									
A	AAA/Aaa	90.85	9.15										
M1	AA/Aa2	3.20	5.95	CDR	10.3	7.9	6.6	8.1	6.4	5.2	8.7	6.8	5.6
				WAL	9.62	9.77	10.42	16.56	17.91	18.46	9.84	10.24	10.60
				Principal Writedown	198,470.40 (1.94%)	0.00 (0.00%)	250,815.29 (2.45%)	0.00 (0.00%)	352,278.11 (3.44%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	23,936.93 (0.23%)
				CummLosses	30,063,868.73 (9.39%)	30,190,360.39 (9.43%)	31,065,105.83 (9.71%)	43,151,741.04 (13.48%)	45,458,431.64 (14.21%)	46,491,612.01 (14.53%)	26,193,174.01 (8.19%)	26,575,100.85 (8.30%)	26,916,344.00 (8.41%)
M2	A/A2	2.35	3.60	CDR	7.4	5.8	4.8	6.5	5.2	4.3	6.0	4.7	3.9
				WAL	10.95	11.22	11.52	18.75	19.76	20.35	11.33	11.50	11.80
				Principal Writedown	118,332.54 (1.57%)	0.00 (0.00%)	19,548.92 (0.26%)	5,623.93 (0.07%)	391,748.65 (5.21%)	430,117.21 (5.72%)	105,765.77 (1.41%)	0.00 (0.00%)	5,796.12 (0.08%)
				CummLosses	22,849,494.75 (7.14%)	23,125,080.97 (7.23%)	23,449,246.68 (7.33%)	36,791,511.91 (11.50%)	38,743,376.48 (12.11%)	39,900,750.41 (12.47%)	19,067,702.69 (5.96%)	19,183,686.25 (5.99%)	19,430,752.42 (6.07%)
B1	BBB/Baa2	1.65	1.95										
B2	BBB-/Baa3	0.50	1.45										
B3	BB	1.05	0.40										
			0.40										
			0.40										
Target OC			0.40										
Initial OC		0.40											

Class	Ratings F/M/S&P	Initial Bond Size	Sub-ordination		10	11	12	13	14	15	16	17	18
			SCENARIO		10	11	12	13	14	15	16	17	18
			Speed	Pricing	50% pricing	50% pricing	50% pricing	100% pricing	100% pricing	100% pricing	50% pricing	50% pricing	50% pricing
			Rates		Forward	Forward	Forward	Forward +200	Forward +200	Forward +200	Forward +200	Forward +200	Forward +200
			Triggers		Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
			Cleanup Call		To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
			Default P&I Advance		100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance
			Default Severity		40%	50%	60%	40%	50%	60%	40%	50%	60%
			Default Recovery Lag	Months	12 months	12 months	12 months	12 months	12 months	12 months	12 months	12 months	12 months
			Default Balance		Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance
			CPR = CDR + CRR	Capped at prepay	Capped at prepay	Capped at prepay	Capped at prepay	Capped at prepay	Capped at prepay	Capped at prepay	Capped at prepay	Capped at prepay	Capped at prepay
			CPR = CRR	PSA standard	PSA standard	PSA standard	PSA standard	PSA standard	PSA standard	PSA standard	PSA standard	PSA standard	PSA standard
A	AAA/Aaa	90.85	9.15										
M1	AA/Aa2	3.20	5.95	CDR	6.7	5.2	4.3	7.4	5.8	4.9	5.7	4.5	3.7
				WAL	17.73	18.28	19.09	10.11	10.45	10.77	18.53	19.39	19.86
				Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	56,090.26 (0.55%)	291,580.46 (2.85%)	191,801.31 (1.87%)	0.00 (0.00%)
				CummLosses	37,722,165.66 (11.79%)	38,854,860.99 (12.14%)	40,027,708.68 (12.51%)	22,868,922.15 (7.15%)	23,147,482.05 (7.23%)	23,912,402.95 (7.47%)	33,485,873.72 (10.46%)	34,731,681.69 (10.85%)	35,468,027.79 (11.08%)
M2	A/A2	2.35	3.60	CDR	5.2	4.2	3.4	4.8	3.8	3.3	4.2	3.3	2.8
				WAL	19.83	20.63	20.85	11.59	11.81	12.00	18.88	19.87	19.72
				Principal Writedown	7,740.30 (0.10%)	491,308.83 (6.53%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	224,424.01 (2.98%)	190,508.55 (2.53%)	0.00 (0.00%)	318,114.05 (4.23%)
				CummLosses	31,084,099.52 (9.71%)	32,719,494.64 (10.22%)	32,898,458.16 (10.28%)	15,649,281.52 (4.89%)	15,820,837.90 (4.94%)	16,667,034.72 (5.21%)	26,266,627.48 (8.21%)	26,829,000.68 (8.38%)	27,934,191.01 (8.73%)
B1	BBB/Baa2	1.65	1.95										
B2	BBB-/Baa3	0.50	1.45										
B3	BB	1.05	0.40										
			0.40										
			0.40										
Target OC			0.40										
Initial OC		0.40											

RMBS New Transaction

Computational Materials

$[315,360,000] (approximate)

MLMI 2005-A3
Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

Merrill Lynch Mortgage Lending, Inc.
Seller

GreenPoint Mortgage Funding Inc.
Originator and Servicer

May [4], 2005

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all material of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that residential mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

			SCENARIO		1	2	3	4	5	6	7	8	9	10	11
			Speed	Pricing	100% pricing	75% pricing	125% pricing	150% pricing	75% pricing	100% pricing	125% pricing	150% pricing	100% pricing	125% pricing	150% pricing
			Rates		Forward	Forward	Forward	Forward	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 400	Forward + 400	Forward + 400
			Triggers		Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
			Cleanup Call		To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
			Default P&I Advance		100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance
			Default Severity		50%	50%	50%	50%	50%	50%	50%	50%	50%	50%	50%
			Default Recovery Lag	Months	6months	6months	6months	6months	6months	6months	6months	6months	6months	6months	6months
			Default Balance		Original Balance	Original Balance	Original Balance	Original Balance	Original Balance	Original Balance	Original Balance	Original Balance	Original Balance	Original Balance	Original Balance
			CPR = CDR + CRR	Capped at prepay											
			CPR = CRR	PSA standard	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR
Class	Ratings M/S	Initial Bond Size	Sub-ordination												
A	Aaa/AAA	90.85	9.15	DM	34	36	35	34	32	32	29	29	32	30	30
				WAL	2.17	3.03	1.63	1.31	3.21	2.27	1.69	1.35	2.29	1.70	1.35
				MD	1.96	2.64	1.52	1.24	2.62	1.97	1.52	1.23	1.89	1.48	1.20
				Principal Window	Jun05 - Feb35	Jun05 - Feb35	Jun05 - May11	Jun05 - May10	Jun05 - Feb35	Jun05 - Mar25	Jun05 - Nov11	Jun05 - May10	Jun05 - Feb35	Jun05 - Jan35	Jun05 - May10
				Principal Writedown	18,851.52 (0.06%)	20,988.72 (0.07%)	0.00 (0.00%)	6,523.91 (0.02%)	28,010.92 (0.10%)	0.00 (0.00%)	5,949.43 (0.02%)	2,862.66 (0.01%)	9,491.47 (0.03%)	3,292.34 (0.01%)	0.00 (0.00%)
				Col Cumm Loss	37,440,000.00 (11.70%)	41,280,000.00 (12.90%)	34,890,823.46 (10.90%)	33,397,588.39 (10.44%)	35,680,000.00 (11.15%)	32,480,000.00 (10.15%)	30,857,392.80 (9.64%)	29,972,423.16 (9.37%)	31,840,000.00 (9.95%)	30,393,901.21 (9.50%)	29,648,915.64 (9.27%)
				CE @ 24, 36											
M1	Aa2/AA	3.20	5.95	DM	54	45	47	48	53	51	48	31	42	47	39
				WAL	9.49	13.25	6.60	4.83	13.84	9.92	7.15	5.07	9.97	7.22	5.09
				MD	7.44	9.56	5.54	4.25	8.69	7.04	5.52	4.20	6.45	5.17	4.00
				Principal Window	Sep12 - May19	Feb16 - Sep23	Sep10 - May18	Jul09 - May11	Aug16 - Apr24	Mar13 - May19	Dec10 - Apr18	Oct09 - Nov11	Apr13 - Apr19	Jan11 - Mar18	Oct09 - Nov11
				Principal Writedown	0.00 (0.00%)	114,579.70 (1.12%)	42,724.34 (0.42%)	14,476.76 (0.14%)	0.00 (0.00%)	25,399.40 (0.25%)	3,485.73 (0.03%)	76,620.20 (0.75%)	117,143.42 (1.14%)	0.00 (0.00%)	17,623.55 (0.17%)
				Col Cumm Loss	28,720,000.00 (8.35%)	29,920,000.00 (9.35%)	24,640,000.00 (7.70%)	23,111,618.93 (7.22%)	24,320,000.00 (7.60%)	22,240,000.00 (6.95%)	20,800,000.00 (6.50%)	19,975,237.27 (6.24%)	21,600,000.00 (6.75%)	20,320,000.00 (6.35%)	19,620,591.16 (6.13%)
				CE @ 24, 36											
M2	A2/A	2.35	3.60	CDR	-	-	-	-	-	-	-	-	-	-	-
				CummLosses											
B1	BBB	1.65	1.95	CDR	-	-	-	-	-	-	-	-	-	-	-
				CummLosses											
B2	BBB-	0.50	1.45	DM	224.000	239.000	211.000	211.000	222.000	231.000	212.000	113.000	154.000	188.000	184.000
				WAL	14.070	17.830	12.070	9.590	18.070	14.200	12.260	9.690	13.720	12.320	9.810
				MD	9.185	10.256	8.321	6.998	9.069	8.161	7.489	6.609	7.292	6.798	6.000
				Principal Window	Jun18 - May21	Jan22 - Sep24	Nov15 - Nov21	May13 - Oct21	Jul22 - Feb25	Jun18 - Dec20	Jan16 - Mar21	Oct13 - Feb22	Aug18 - Oct20	Feb16 - Mar21	Sep13 - Nov19
				Principal Writedown	50,411.13 (3.15%)	0.00 (0.00%)	39,944.56 (2.50%)	0.00 (0.00%)	26,799.17 (1.67%)	0.00 (0.00%)	0.00 (0.00%)	148,110.82 (9.26%)	105,769.00 (6.61%)	10,720.04 (0.67%)	0.00 (0.00%)
				Col Cumm Loss	11,360,000.00 (3.55%)	14,560,000.00 (4.55%)	8,960,000.00 (2.80%)	7,360,000.00 (2.30%)	10,080,000.00 (3.15%)	8,000,000.00 (2.50%)	6,400,000.00 (2.00%)	5,600,000.00 (1.75%)	7,360,000.00 (2.30%)	5,920,000.00 (1.85%)	5,120,000.00 (1.60%)
				CE @ 24, 36											
B3	BB	1.05	0.40	CDR (%)											
				Yield											
				Discount Margin											
				WAL											
				Mod Durn											
				Principal Window											
				Principal Writedown											
				Total Collat Loss											
OC		0.40	-		-	-	-	-	-	-	-	-	-	-	-

RMBS New Transaction

Computational Materials

$[315,360,000] (approximate)

MLMI 2005-A3

Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

Merrill Lynch Mortgage Lending, Inc.
Seller

GreenPoint Mortgage Funding Inc.
Originator and Servicer

May [4], 2005

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all material of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that residential mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Hypothetical Available Funds Cap Table for the Offered Certificates

Period	Payment Date	Available Funds Cap (%) [1][3][4]	Available Funds Cap (%) [2][3][4]
1	6/25/2005	5.630	5.630
2	7/25/2005	5.630	9.480
3	8/25/2005	5.631	9.460
4	9/25/2005	5.631	9.441
5	10/25/2005	5.631	9.421
6	11/25/2005	5.632	9.402
7	12/25/2005	5.632	9.382
8	1/25/2006	5.632	9.363
9	2/25/2006	5.633	9.343
10	3/25/2006	5.633	9.324
11	4/25/2006	5.633	9.305
12	5/25/2006	5.634	9.286
13	6/25/2006	5.634	9.267
14	7/25/2006	5.634	9.249
15	8/25/2006	5.635	9.229
16	9/25/2006	5.635	9.211
17	10/25/2006	5.636	9.192
18	11/25/2006	5.636	9.174
19	12/25/2006	5.636	9.155
20	1/25/2007	5.637	9.137
21	2/25/2007	5.637	9.119
22	3/25/2007	5.637	9.100
23	4/25/2007	5.638	9.083
24	5/25/2007	5.638	9.065
25	6/25/2007	5.639	9.046
26	7/25/2007	5.639	9.029
27	8/25/2007	5.640	9.011
28	9/25/2007	5.640	8.993
29	10/25/2007	5.640	8.976
30	11/25/2007	5.641	8.958
31	12/25/2007	5.666	9.005
32	1/25/2008	5.666	8.990
33	2/25/2008	5.777	9.627
34	3/25/2008	5.777	9.627
35	4/25/2008	5.778	9.628
36	5/25/2008	5.778	9.629
37	6/25/2008	5.779	9.720
38	7/25/2008	5.779	9.721
39	8/25/2008	5.780	10.429
40	9/25/2008	5.780	10.430
41	10/25/2008	5.781	10.431
42	11/25/2008	5.781	10.432
43	12/25/2008	5.782	10.438
44	1/25/2009	5.782	10.439
45	2/25/2009	5.783	10.440
46	3/25/2009	5.784	10.441
47	4/25/2009	5.784	10.442
48	5/25/2009	5.785	10.443
49	6/25/2009	5.785	10.444
50	7/25/2009	5.786	10.445
51	8/25/2009	5.787	10.447
52	9/25/2009	5.787	10.448
53	10/25/2009	5.788	10.449
54	11/25/2009	5.784	10.557
55	12/25/2009	5.785	10.558
56	1/25/2010	5.785	10.559
57	2/25/2010	5.754	11.350
58	3/25/2010	5.751	11.391
59	4/25/2010	5.752	11.393
60	5/25/2010	5.753	11.394
61	6/25/2010	5.753	11.395
62	7/25/2010	5.754	11.397
63	8/25/2010	5.755	11.398
64	9/25/2010	5.756	11.400
65	10/25/2010	5.756	11.401
66	11/25/2010	5.757	11.403
67	12/25/2010	5.758	11.404
68	1/25/2011	5.759	11.406
69	2/25/2011	5.759	11.407
70	3/25/2011	5.760	11.409
71	4/25/2011	5.761	11.411
72	5/25/2011	5.762	11.412
73	6/25/2011	5.763	11.414
74	7/25/2011	5.764	11.416
75	8/25/2011	5.764	11.417
76	9/25/2011	5.765	11.419
77	10/25/2011	5.766	11.421
78	11/25/2011	5.767	11.423

1. Assumes no losses, 10% cleanup call, 15% CPR, and 1 month LIBOR and 6 month LIBOR remain constant at 3.08875% and 3.40875%, respectively.
2. Assumes no losses, 10% cleanup call, 15% CPR, and 1 month LIBOR and 6 month LIBOR start 3.08875% and 3.40875%, in month 1, respectively, and increase to 20.00000% thereafter. The values indicated include proceeds from the Cap Contract, although such proceeds are excluded from the calculation of the Available Funds Cap described herein.
3. Calculated as (a) the Available Funds Cap plus (b) the result of the proceeds from the Cap Contract divided by the aggregate certificate principal balance of the classes of Offered Certificates for such Distribution Date multiplied by 12.
4. Lesser of (i) Available Funds Cap and (ii) Hard Cap of 11.50% per annum.

RMBS New Transaction

Computational Materials

$[315,360,000] (approximate)

MLMI 2005-A3

Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

Merrill Lynch Mortgage Lending, Inc.
Seller

GreenPoint Mortgage Funding Inc.
Originator and Servicer

May [4], 2005

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all material of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that residential mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Assumptions
No Cap
To Call
triggers pass
prepayment penalty -1 mos trunc
Total Unscheduled Balance Reduction, Sched before Default
0% CPR to 45% CPR over 8 months, 0.3 CDR 100% Severity

Sensitivity Ratio	(Bps per % change)
Default Up 10%	0.00
Default Down 10%	0.00
Prepay Up 10%	0.00
Prepay Down 10%	(0.30)

93.59114	75 Default	90 Default	100 Default	110 Default	125 Default	150 Default	
75 Prepay	8.28	8.28	8.28	8.28	8.28	8.1	Yield
	3.43	3.43	3.43	3.43	3.43	3.81	WAL
	2.967	2.967	2.967	2.967	2.967	3.272	Mod Durn
	Jun08 - Apr10	Jun08 - Apr10	Jun08 - Apr10	Jun08 - Apr10	Jun08 - Apr10	Jan09 - Apr10	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Principal Writedown
	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	Mkt Value
	1,653,336.66 (0.52%)	1,984,414.06 (0.62%)	2,205,208.42 (0.69%)	2,426,063.68 (0.76%)	2,757,460.87 (0.86%)	3,310,094.55 (1.03%)	Total Collat Loss (Call Sensitive)
90 Prepay	8.42	8.42	8.42	8.42	8.42	8.42	Yield
	3.16	3.16	3.16	3.16	3.16	3.16	WAL
	2.767	2.767	2.767	2.767	2.767	2.767	Mod Durn
	Jun08 - Apr09	Jun08 - Apr09	Jun08 - Apr09	Jun08 - Apr09	Jun08 - Apr09	Jun08 - Apr09	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Principal Writedown
	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	Mkt Value
	1,334,737.46 (0.42%)	1,602,016.00 (0.50%)	1,780,263.12 (0.56%)	1,958,559.42 (0.61%)	2,226,096.12 (0.70%)	2,672,236.88 (0.84%)	Total Collat Loss (Call Sensitive)
100 Prepay	8.45	8.45	8.45	8.45	8.45	8.45	Yield
	3.1	3.1	3.1	3.1	3.1	3.1	WAL
	2.72	2.72	2.72	2.72	2.72	2.72	Mod Durn
	Jun08 - Oct08	Jun08 - Oct08	Jun08 - Oct08	Jun08 - Oct08	Jun08 - Oct08	Jun08 - Oct08	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Principal Writedown
	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	Mkt Value
	1,171,667.04 (0.37%)	1,406,291.05 (0.44%)	1,562,760.98 (0.49%)	1,719,274.07 (0.54%)	1,954,124.70 (0.61%)	2,345,758.59 (0.73%)	Total Collat Loss (Call Sensitive)
110 Prepay	8.45	8.45	8.45	8.45	8.45	8.45	Yield
	3.10	3.10	3.10	3.10	3.10	3.10	WAL
	2.721	2.721	2.721	2.721	2.721	2.721	Mod Durn
	Jun08 - Jul08	Jun08 - Jul08	Jun08 - Jul08	Jun08 - Jul08	Jun08 - Jul08	Jun08 - Jul08	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Principal Writedown
	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	Mkt Value
	1,036,037.20 (0.32%)	1,243,501.60 (0.39%)	1,381,858.88 (0.43%)	1,520,254.34 (0.48%)	1,727,919.12 (0.54%)	2,074,218.26 (0.65%)	Total Collat Loss (Call Sensitive)
125 Prepay	8.58	8.58	8.58	8.58	8.58	8.58	Yield
	2.91	2.91	2.91	2.91	2.91	2.91	WAL
	2.568	2.568	2.568	2.568	2.568	2.568	Mod Durn
	Apr08 - Apr08	Apr08 - Apr08	Apr08 - Apr08	Apr08 - Apr08	Apr08 - Apr08	Apr08 - Apr08	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Principal Writedown
	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	Mkt Value
	873,383.79 (0.27%)	1,048,277.17 (0.33%)	1,164,912.95 (0.36%)	1,281,580.91 (0.40%)	1,456,643.22 (0.46%)	1,748,574.87 (0.55%)	Total Collat Loss (Call Sensitive)
150 Prepay	9.31	9.31	9.31	9.31	9.31	9.31	Yield
	2.16	2.16	2.16	2.16	2.16	2.16	WAL
	1.944	1.944	1.944	1.944	1.944	1.944	Mod Durn
	Jul07 - Jul07	Jul07 - Jul07	Jul07 - Jul07	Jul07 - Jul07	Jul07 - Jul07	Jul07 - Jul07	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Principal Writedown
	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	Mkt Value
	668,955.74 (0.21%)	802,912.81 (0.25%)	892,248.30 (0.28%)	981,608.45 (0.31%)	1,115,694.90 (0.35%)	1,339,295.74 (0.42%)	Total Collat Loss (Call Sensitive)

Assumptions
No Cap
To Call
triggers fail
prepayment penalty -1 mos trunc
Total Unscheduled Balance Reduction, Sched before Default
0% CPR to 45% CPR over 8 months, 0.3 CDR 100% Severity

Sensitivity Ratio	(Bps per % change)
Default Up 10%	0.00
Default Down 10%	0.00
Prepay Up 10%	2.10
Prepay Down 10%	(1.90)

93.59114	75 Default	90 Default	100 Default	110 Default	125 Default	150 Default	
75 Prepay	7.63	7.63	7.63	7.63	7.63	7.63	Yield
	5.66	5.66	5.66	5.66	5.66	5.66	WAL
	4.61	4.61	4.61	4.61	4.61	4.61	Mod Durn
	Jan11 - Jan11	Jan11 - Jan11	Jan11 - Jan11	Jan11 - Jan11	Jan11 - Jan11	Jan11 - Jan11	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Principal Writedown
	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	Mkt Value
	1,653,336.66 (0.52%)	1,984,414.06 (0.62%)	2,205,208.42 (0.69%)	2,426,063.68 (0.76%)	2,757,460.87 (0.86%)	3,310,094.55 (1.03%)	Total Collat Loss (Call Sensitive)
90 Prepay	7.84	7.84	7.84	7.84	7.84	7.84	Yield
	4.58	4.58	4.58	4.58	4.58	4.58	WAL
	3.85	3.85	3.85	3.85	3.85	3.85	Mod Durn
	Dec09 - Dec09	Dec09 - Dec09	Dec09 - Dec09	Dec09 - Dec09	Dec09 - Dec09	Dec09 - Dec09	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Principal Writedown
	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	Mkt Value
	1,334,737.46 (0.42%)	1,602,016.00 (0.50%)	1,780,263.12 (0.56%)	1,958,559.42 (0.61%)	2,226,096.12 (0.70%)	2,672,236.88 (0.84%)	Total Collat Loss (Call Sensitive)
100 Prepay	8.03	8.03	8.03	8.03	8.03	8.03	Yield
	4	4	4	4	4	4	WAL
	3.42	3.42	3.42	3.42	3.42	3.42	Mod Durn
	May09 - May09	May09 - May09	May09 - May09	May09 - May09	May09 - May09	May09 - May09	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Principal Writedown
	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	Mkt Value
	1,171,667.04 (0.37%)	1,406,291.05 (0.44%)	1,562,760.98 (0.49%)	1,719,274.07 (0.54%)	1,954,124.70 (0.61%)	2,345,758.59 (0.73%)	Total Collat Loss (Call Sensitive)
110 Prepay	8.24	8.24	8.24	8.24	8.24	8.24	Yield
	3.50	3.50	3.50	3.50	3.50	3.50	WAL
	3.033	3.033	3.033	3.033	3.033	3.033	Mod Durn
	Nov08 - Nov08	Nov08 - Nov08	Nov08 - Nov08	Nov08 - Nov08	Nov08 - Nov08	Nov08 - Nov08	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Principal Writedown
	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	Mkt Value
	1,036,037.20 (0.32%)	1,243,501.60 (0.39%)	1,381,858.88 (0.43%)	1,520,254.34 (0.48%)	1,727,919.12 (0.54%)	2,074,218.26 (0.65%)	Total Collat Loss (Call Sensitive)
125 Prepay	8.58	8.58	8.58	8.58	8.58	8.58	Yield
	2.91	2.91	2.91	2.91	2.91	2.91	WAL
	2.568	2.568	2.568	2.568	2.568	2.568	Mod Durn
	Apr08 - Apr08	Apr08 - Apr08	Apr08 - Apr08	Apr08 - Apr08	Apr08 - Apr08	Apr08 - Apr08	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Principal Writedown
	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	Mkt Value
	873,383.79 (0.27%)	1,048,277.17 (0.33%)	1,164,912.95 (0.36%)	1,281,580.91 (0.40%)	1,456,643.22 (0.46%)	1,748,574.87 (0.55%)	Total Collat Loss (Call Sensitive)
150 Prepay	9.31	9.31	9.31	9.31	9.31	9.31	Yield
	2.16	2.16	2.16	2.16	2.16	2.16	WAL
	1.944	1.944	1.944	1.944	1.944	1.944	Mod Durn
	Jul07 - Jul07	Jul07 - Jul07	Jul07 - Jul07	Jul07 - Jul07	Jul07 - Jul07	Jul07 - Jul07	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Principal Writedown
	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	3,144,662.30	Mkt Value
	668,955.74 (0.21%)	802,912.81 (0.25%)	892,248.30 (0.28%)	981,608.45 (0.31%)	1,115,694.90 (0.35%)	1,339,295.74 (0.42%)	Total Collat Loss (Call Sensitive)

Residual (incl Prepayment Penalty) Profile

s:\Home Equity\Deals\MLMI\HYBRID\MLMI 2005-A3\Analytics\MLMI 2005_A3_Price_BB_R.dms

Assumptions
No Cap
To Call
triggers pass
prepayment penalty -1 mos trunc
Total Unscheduled Balance Reduction, Sched before Default
0% CPR to 45% CPR over 8 months, 0.3 CDR 100% Severity

Sensitivity Ratio	(Bps per % change)
Default Up 10%	(12.90)
Default Down 10%	13.00
Prepay Up 10%	(52.10)
Prepay Down 10%	50.40

	75 Default	90 Default	100 Default	110 Default	125 Default	150 Default	
75 Prepay	24.92	22.87	21.52	20.19	18.2	14.67	Yield
	2.29	2.29	2.29	2.29	2.29	2.29	WAL
	1.4	1.457	1.497	1.539	1.604	1.724	Mod Durn
	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Payment Window
	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	Mkt Value
	1,653,336.66 (0.52%)	1,984,414.06 (0.62%)	2,205,208.42 (0.69%)	2,426,063.68 (0.76%)	2,757,460.87 (0.86%)	3,310,094.55 (1.03%)	Total Collat Loss (Call Sensitive)
90 Prepay	17.36	15.38	14.04	12.74	10.8	7.62	Yield
	1.85	1.85	1.85	1.85	1.85	1.85	WAL
	1.35	1.401	1.436	1.473	1.53	1.633	Mod Durn
	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Payment Window
	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	Mkt Value
	1,334,737.46 (0.42%)	1,602,016.00 (0.50%)	1,780,263.12 (0.56%)	1,958,559.42 (0.61%)	2,226,096.12 (0.70%)	2,672,236.88 (0.84%)	Total Collat Loss (Call Sensitive)
100 Prepay	12.26	10.3	9	7.71	5.8	2.67	Yield
	1.62	1.62	1.62	1.62	1.62	1.62	WAL
	1.31	1.36	1.39	1.42	1.47	1.57	Mod Durn
	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Payment Window
	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	Mkt Value
	1,171,667.04 (0.37%)	1,406,291.05 (0.44%)	1,562,760.98 (0.49%)	1,719,274.07 (0.54%)	1,954,124.70 (0.61%)	2,345,758.59 (0.73%)	Total Collat Loss (Call Sensitive)
110 Prepay	7.01	5.07	3.79	2.52	0.63	-2.46	Yield
	1.43	1.43	1.43	1.43	1.43	1.43	WAL
	1.261	1.303	1.332	1.362	1.408	1.49	Mod Durn
	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Payment Window
	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	Mkt Value
	1,036,037.20 (0.32%)	1,243,501.60 (0.39%)	1,381,858.88 (0.43%)	1,520,254.34 (0.48%)	1,727,919.12 (0.54%)	2,074,218.26 (0.65%)	Total Collat Loss (Call Sensitive)
125 Prepay	-0.52	-2.40	-3.64	-4.87	-6.70	-9.71	Yield
	1.21	1.21	1.21	1.21	1.21	1.21	WAL
	1.193	1.229	1.253	1.279	1.318	1.386	Mod Durn
	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Payment Window
	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	Mkt Value
	873,383.79 (0.27%)	1,048,277.17 (0.33%)	1,164,912.95 (0.36%)	1,281,580.91 (0.40%)	1,456,643.22 (0.46%)	1,748,574.87 (0.55%)	Total Collat Loss (Call Sensitive)
150 Prepay	-12.7	-14.44	-15.6	-16.74	-18.45	-21.25	Yield
	0.93	0.93	0.93	0.93	0.93	0.93	WAL
	1.08	1.107	1.126	1.145	1.174	1.225	Mod Durn
	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Payment Window
	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	Mkt Value
	668,955.74 (0.21%)	802,912.81 (0.25%)	892,248.30 (0.28%)	981,608.45 (0.31%)	1,115,694.90 (0.35%)	1,339,295.74 (0.42%)	Total Collat Loss (Call Sensitive)

Assumptions
No Cap
To Call
triggers fail
prepayment penalty -1 mos trunc
Total Unscheduled Balance Reduction, Sched before Default
0% CPR to 45% CPR over 8 months, 0.3 CDR 100% Severity

Sensitivity Ratio	(Bps per % change)
Default Up 10%	(13.00)
Default Down 10%	13.20
Prepay Up 10%	(47.60)
Prepay Down 10%	47.70

	75 Default	90 Default	100 Default	110 Default	125 Default	150 Default	
75 Prepay	23.86	21.77	20.39	19.02	16.99	13.66	Yield
	2.29	2.29	2.29	2.29	2.29	2.29	WAL
	1.389	1.446	1.486	1.527	1.593	1.711	Mod Durn
	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Payment Window
	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	Mkt Value
	1,653,336.66 (0.52%)	1,984,414.06 (0.62%)	2,205,208.42 (0.69%)	2,426,063.68 (0.76%)	2,757,460.87 (0.86%)	3,310,094.55 (1.03%)	Total Collat Loss (Call Sensitive)
90 Prepay	16.36	14.33	12.99	11.66	9.68	6.44	Yield
	1.85	1.85	1.85	1.85	1.85	1.85	WAL
	1.342	1.393	1.428	1.465	1.522	1.625	Mod Durn
	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Payment Window
	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	Mkt Value
	1,334,737.46 (0.42%)	1,602,016.00 (0.50%)	1,780,263.12 (0.56%)	1,958,559.42 (0.61%)	2,226,096.12 (0.70%)	2,672,236.88 (0.84%)	Total Collat Loss (Call Sensitive)
100 Prepay	11.53	9.54	8.22	6.92	4.98	1.81	Yield
	1.62	1.62	1.62	1.62	1.62	1.62	WAL
	1.30	1.35	1.38	1.42	1.47	1.56	Mod Durn
	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Payment Window
	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	Mkt Value
	1,171,667.04 (0.37%)	1,406,291.05 (0.44%)	1,562,760.98 (0.49%)	1,719,274.07 (0.54%)	1,954,124.70 (0.61%)	2,345,758.59 (0.73%)	Total Collat Loss (Call Sensitive)
110 Prepay	6.69	4.75	3.46	2.18	0.28	-2.83	Yield
	1.43	1.43	1.43	1.43	1.43	1.43	WAL
	1.259	1.301	1.33	1.36	1.406	1.488	Mod Durn
	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Payment Window
	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	Mkt Value
	1,036,037.20 (0.32%)	1,243,501.60 (0.39%)	1,381,858.88 (0.43%)	1,520,254.34 (0.48%)	1,727,919.12 (0.54%)	2,074,218.26 (0.65%)	Total Collat Loss (Call Sensitive)
125 Prepay	-0.52	-2.40	-3.64	-4.87	-6.70	-9.71	Yield
	1.21	1.21	1.21	1.21	1.21	1.21	WAL
	1.193	1.229	1.253	1.279	1.318	1.386	Mod Durn
	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Payment Window
	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	Mkt Value
	873,383.79 (0.27%)	1,048,277.17 (0.33%)	1,164,912.95 (0.36%)	1,281,580.91 (0.40%)	1,456,643.22 (0.46%)	1,748,574.87 (0.55%)	Total Collat Loss (Call Sensitive)
150 Prepay	-12.7	-14.44	-15.6	-16.74	-18.45	-21.25	Yield
	0.93	0.93	0.93	0.93	0.93	0.93	WAL
	1.08	1.107	1.126	1.145	1.174	1.225	Mod Durn
	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Payment Window
	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	7,848,256.00	Mkt Value
	668,955.74 (0.21%)	802,912.81 (0.25%)	892,248.30 (0.28%)	981,608.45 (0.31%)	1,115,694.90 (0.35%)	1,339,295.74 (0.42%)	Total Collat Loss (Call Sensitive)

COMBINED BB AND R Profile

s:\Home Equity\Deals\MLMI\HYBRID\MLMI 2005-A3\Analytics\MLMI 2005_A3_Price_BB_R.dms

Assumptions
No Cap
To Call
triggers pass
prepayment penalty -1 mos trunc
Total Unscheduled Balance Reduction, Sched before Default
0% CPR to 45% CPR over 8 months, 0.3 CDR 100% Severity

Sensitivity Ratio	(Bps per % change)
Default Up 10%	(7.20)
Default Down 10%	7.30
Prepay Up 10%	(27.90)
Prepay Down 10%	29.60

	75 Default	90 Default	100 Default	110 Default	125 Default	150 Default	
75 Prepay	18.45	17.22	16.41	15.61	14.41	12.03	Yield
	3.43	3.43	3.43	3.43	3.43	3.81	WAL
	1.829	1.876	1.909	1.942	1.993	2.16	Mod Durn
	Jun08 - Apr10	Jun08 - Apr10	Jun08 - Apr10	Jun08 - Apr10	Jun08 - Apr10	Jan09 - Apr10	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Payment Window
	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	Mkt Value
	1,653,336.66 (0.52%)	1,984,414.06 (0.62%)	2,205,208.42 (0.69%)	2,426,063.68 (0.76%)	2,757,460.87 (0.86%)	3,310,094.55 (1.03%)	Total Collat Loss (Call Sensitive)
90 Prepay	13.64	12.49	11.72	10.96	9.82	7.95	Yield
	3.16	3.16	3.16	3.16	3.16	3.16	WAL
	1.744	1.784	1.812	1.84	1.883	1.957	Mod Durn
	Jun08 - Apr09	Jun08 - Apr09	Jun08 - Apr09	Jun08 - Apr09	Jun08 - Apr09	Jun08 - Apr09	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Payment Window
	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	Mkt Value
	1,334,737.46 (0.42%)	1,602,016.00 (0.50%)	1,780,263.12 (0.56%)	1,958,559.42 (0.61%)	2,226,096.12 (0.70%)	2,672,236.88 (0.84%)	Total Collat Loss (Call Sensitive)
100 Prepay	10.59	9.49	8.76	8.04	6.96	5.18	Yield
	3.1	3.1	3.1	3.1	3.1	3.1	WAL
	1.71	1.74	1.77	1.79	1.83	1.90	Mod Durn
	Jun08 - Oct08	Jun08 - Oct08	Jun08 - Oct08	Jun08 - Oct08	Jun08 - Oct08	Jun08 - Oct08	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Payment Window
	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	Mkt Value
	1,171,667.04 (0.37%)	1,406,291.05 (0.44%)	1,562,760.98 (0.49%)	1,719,274.07 (0.54%)	1,954,124.70 (0.61%)	2,345,758.59 (0.73%)	Total Collat Loss (Call Sensitive)
110 Prepay	7.68	6.65	5.97	5.29	4.28	2.62	Yield
	3.10	3.10	3.10	3.10	3.10	3.10	WAL
	1.683	1.718	1.741	1.765	1.802	1.864	Mod Durn
	Jun08 - Jul08	Jun08 - Jul08	Jun08 - Jul08	Jun08 - Jul08	Jun08 - Jul08	Jun08 - Jul08	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Payment Window
	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	Mkt Value
	1,036,037.20 (0.32%)	1,243,501.60 (0.39%)	1,381,858.88 (0.43%)	1,520,254.34 (0.48%)	1,727,919.12 (0.54%)	2,074,218.26 (0.65%)	Total Collat Loss (Call Sensitive)
125 Prepay	3.99	3.04	2.41	1.78	0.85	-0.68	Yield
	2.91	2.91	2.91	2.91	2.91	2.91	WAL
	1.613	1.644	1.664	1.685	1.717	1.771	Mod Durn
	Apr08 - Apr08	Apr08 - Apr08	Apr08 - Apr08	Apr08 - Apr08	Apr08 - Apr08	Apr08 - Apr08	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Payment Window
	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	Mkt Value
	873,383.79 (0.27%)	1,048,277.17 (0.33%)	1,164,912.95 (0.36%)	1,281,580.91 (0.40%)	1,456,643.22 (0.46%)	1,748,574.87 (0.55%)	Total Collat Loss (Call Sensitive)
150 Prepay	-2.05	-2.96	-3.57	-4.17	-5.06	-6.54	Yield
	2.16	2.16	2.16	2.16	2.16	2.16	WAL
	1.358	1.379	1.393	1.407	1.428	1.464	Mod Durn
	Jul07 - Jul07	Jul07 - Jul07	Jul07 - Jul07	Jul07 - Jul07	Jul07 - Jul07	Jul07 - Jul07	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Payment Window
	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	Mkt Value
	668,955.74 (0.21%)	802,912.81 (0.25%)	892,248.30 (0.28%)	981,608.45 (0.31%)	1,115,694.90 (0.35%)	1,339,295.74 (0.42%)	Total Collat Loss (Call Sensitive)

Assumptions
No Cap
To Call
triggers fail
prepayment penalty -1 mos trunc
Total Unscheduled Balance Reduction, Sched before Default
0% CPR to 45% CPR over 8 months, 0.3 CDR 100% Severity

Sensitivity Ratio	(Bps per % change)
Default Up 10%	(6.60)
Default Down 10%	6.60
Prepay Up 10%	(23.00)
Prepay Down 10%	23.10

	75 Default	90 Default	100 Default	110 Default	125 Default	150 Default	
75 Prepay	16.03	14.94	14.22	13.51	12.46	10.74	Yield
	5.66	5.66	5.66	5.66	5.66	5.66	WAL
	2.122	2.188	2.233	2.279	2.349	2.473	Mod Durn
	Jan11 - Jan11	Jan11 - Jan11	Jan11 - Jan11	Jan11 - Jan11	Jan11 - Jan11	Jan11 - Jan11	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Payment Window
	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	Mkt Value
	1,653,336.66 (0.52%)	1,984,414.06 (0.62%)	2,205,208.42 (0.69%)	2,426,063.68 (0.76%)	2,757,460.87 (0.86%)	3,310,094.55 (1.03%)	Total Collat Loss (Call Sensitive)
90 Prepay	12.15	11.12	10.44	9.77	8.77	7.13	Yield
	4.58	4.58	4.58	4.58	4.58	4.58	WAL
	1.993	2.046	2.082	2.118	2.174	2.272	Mod Durn
	Dec09 - Dec09	Dec09 - Dec09	Dec09 - Dec09	Dec09 - Dec09	Dec09 - Dec09	Dec09 - Dec09	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Payment Window
	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	Mkt Value
	1,334,737.46 (0.42%)	1,602,016.00 (0.50%)	1,780,263.12 (0.56%)	1,958,559.42 (0.61%)	2,226,096.12 (0.70%)	2,672,236.88 (0.84%)	Total Collat Loss (Call Sensitive)
100 Prepay	9.79	8.79	8.13	7.47	6.49	4.89	Yield
	4	4	4	4	4	4	WAL
	1.89	1.93	1.96	1.99	2.04	2.12	Mod Durn
	May09 - May09	May09 - May09	May09 - May09	May09 - May09	May09 - May09	May09 - May09	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Payment Window
	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	Mkt Value
	1,171,667.04 (0.37%)	1,406,291.05 (0.44%)	1,562,760.98 (0.49%)	1,719,274.07 (0.54%)	1,954,124.70 (0.61%)	2,345,758.59 (0.73%)	Total Collat Loss (Call Sensitive)
110 Prepay	7.46	6.48	5.83	5.19	4.23	2.66	Yield
	3.50	3.50	3.50	3.50	3.50	3.50	WAL
	1.773	1.812	1.838	1.864	1.904	1.973	Mod Durn
	Nov08 - Nov08	Nov08 - Nov08	Nov08 - Nov08	Nov08 - Nov08	Nov08 - Nov08	Nov08 - Nov08	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Payment Window
	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	Mkt Value
	1,036,037.20 (0.32%)	1,243,501.60 (0.39%)	1,381,858.88 (0.43%)	1,520,254.34 (0.48%)	1,727,919.12 (0.54%)	2,074,218.26 (0.65%)	Total Collat Loss (Call Sensitive)
125 Prepay	3.99	3.04	2.41	1.78	0.85	-0.68	Yield
	2.91	2.91	2.91	2.91	2.91	2.91	WAL
	1.613	1.644	1.664	1.685	1.717	1.771	Mod Durn
	Apr08 - Apr08	Apr08 - Apr08	Apr08 - Apr08	Apr08 - Apr08	Apr08 - Apr08	Apr08 - Apr08	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Payment Window
	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	Mkt Value
	873,383.79 (0.27%)	1,048,277.17 (0.33%)	1,164,912.95 (0.36%)	1,281,580.91 (0.40%)	1,456,643.22 (0.46%)	1,748,574.87 (0.55%)	Total Collat Loss (Call Sensitive)
150 Prepay	-2.05	-2.96	-3.57	-4.17	-5.06	-6.54	Yield
	2.16	2.16	2.16	2.16	2.16	2.16	WAL
	1.358	1.379	1.393	1.407	1.428	1.464	Mod Durn
	Jul07 - Jul07	Jul07 - Jul07	Jul07 - Jul07	Jul07 - Jul07	Jul07 - Jul07	Jul07 - Jul07	Principal Window
	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Payment Window
	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	10,992,928.80	Mkt Value
	668,955.74 (0.21%)	802,912.81 (0.25%)	892,248.30 (0.28%)	981,608.45 (0.31%)	1,115,694.90 (0.35%)	1,339,295.74 (0.42%)	Total Collat Loss (Call Sensitive)

RMBS New Transaction

Computational Materials

$[315,360,000] (approximate)

MLMI 2005-A3

Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

Merrill Lynch Mortgage Lending, Inc.
Seller

GreenPoint Mortgage Funding Inc.
Originator and Servicer

May [4], 2005

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all material of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that residential mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

			SCENARIO		1	2	3	4	5	6	7	8
			Speed	Pricing	100% pricing	100% pricing	100% pricing	100% pricing	65% pricing	65% pricing	65% pricing	65% pricing
			Rates		Forward	Forward	Forward +200	Forward +200	Forward	Forward	Forward +200	Forward +200
			Triggers		Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
			Cleanup Call		To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
			Default P&I Advance		100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance
			Default Severity		45%	55%	45%	55%	45%	55%	45%	55%
			Default Recovery Lag	Months	12 months	12 months	12 months	12 months	12 months	12 months	12 months	12 months
			Default Balance		Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance
			CPR = CDR + CRR	Capped at prepay								
			CPR = CRR	PSA standard	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR
Class	Ratings F/M/S&P	Initial Bond Size	Sub-ordination									
A	AAA/Aaa	90.85	9.15									
M1	AA/Aa2	3.20	5.95									
M2	A/A2	2.35	3.60									
B1	BBB/Baa2	1.65	1.95	SDA	881.07	718.06	662.40	541.42	857.78	700.16	646.54	528.69
				WAL	12.97	13.13	13.19	13.30	17.75	18.00	18.27	18.45
				Principal Writedown	30.36 (0.00%)	72.30 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	190.23 (0.00%)	61.71 (0.00%)	75.85 (0.00%)
				CummLosses	13,214,132.06 (4.13%)	13,363,359.89 (4.18%)	10,142,041.68 (3.17%)	10,247,526.93 (3.20%)	19,216,572.31 (6.01%)	19,532,084.04 (6.10%)	14,860,234.14 (4.64%)	15,062,489.39 (4.71%)
B2	BBB-/Baa3	0.50	1.45	SDA	754.37	616.29	548.24	449.18	771.24	630.46	560.41	458.67
				WAL	16.16	16.31	16.45	16.55	19.95	20.16	20.50	20.65
				Principal Writedown	42.10 (0.00%)	58.50 (0.00%)	15.13 (0.00%)	3.66 (0.00%)	55.55 (0.00%)	3.39 (0.00%)	0.00 (0.00%)	0.00 (0.00%)
				CummLosses	11,447,743.00 (3.58%)	11,579,015.21 (3.62%)	8,484,508.50 (2.65%)	8,575,953.51 (2.68%)	17,455,421.57 (5.45%)	17,734,122.76 (5.54%)	13,013,749.34 (4.07%)	13,177,854.23 (4.12%)
B3	BB	1.05	0.40									
			0.40									
			0.40									
Target OC			0.40									
Initial OC		0.40										

Class	Ratings F/M/S&P	Initial Bond Size	Sub-ordination		1	2	3	4	5	6	7	8
			SCENARIO		1	2	3	4	5	6	7	8
			Speed	Pricing	100% pricing	100% pricing	100% pricing	100% pricing	65% pricing	65% pricing	65% pricing	65% pricing
			Rates		Forward	Forward	Forward +200	Forward +200	Forward	Forward	Forward +200	Forward +200
			Triggers		Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
			Cleanup Call		To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
			Default P&I Advance		100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance
			Default Severity		45%	55%	45%	55%	45%	55%	45%	55%
			Default Recovery Lag	Months	12 months	12 months	12 months	12 months	12 months	12 months	12 months	12 months
			Default Balance		Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance
			CPR = CDR + CRR	Capped at prepay								
			CPR = CRR	PSA standard	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR
A	AAA/Aaa	90.85	9.15									
M1	AA/Aa2	3.20	5.95									
M2	A/A2	2.35	3.60									
B1	BBB/Baa2	1.65	1.95	CDR	3.61	2.95	2.66	2.18	3.61	2.94	2.82	2.31
				WAL	12.66	12.92	13.04	13.24	18.61	18.89	17.91	18.02
				Principal Writedown	0.00 (0.00%)	11,379.05 (0.22%)	0.00 (0.00%)	13,243.22 (0.25%)	33,357.95 (0.63%)	0.00 (0.00%)	18,514.32 (0.35%)	35,404.68 (0.67%)
				CummLosses	13,574,098.32 (4.24%)	13,753,849.96 (4.30%)	10,218,816.93 (3.19%)	10,345,886.93 (3.23%)	20,726,217.15 (6.48%)	21,120,360.44 (6.60%)	16,683,745.89 (5.21%)	17,013,464.54 (5.32%)
B2	BBB-/Baa3	0.50	1.45	CDR	3.13	2.56	2.21	1.81	3.27	2.67	2.30	1.88
				WAL	15.63	15.91	16.16	16.31	22.30	22.47	19.76	20.02
				Principal Writedown	0.00 (0.00%)	11,125.25 (0.70%)	15,756.85 (0.98%)	13,309.95 (0.83%)	0.00 (0.00%)	0.00 (0.00%)	1,387.53 (0.09%)	2,746.14 (0.17%)
				CummLosses	11,892,783.16 (3.72%)	12,038,624.15 (3.76%)	8,575,546.72 (2.68%)	8,661,680.13 (2.71%)	18,997,925.76 (5.94%)	19,365,734.12 (6.05%)	13,864,961.06 (4.33%)	14,066,220.79 (4.40%)
B3	BB	1.05	0.40									
			0.40									
			0.40									
Target OC			0.40									
Initial OC		0.40										

RMBS New Transaction

Computational Materials

$[315,360,000] (approximate)

MLMI 2005-A3

Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

Merrill Lynch Mortgage Lending, Inc.
Seller

GreenPoint Mortgage Funding Inc.
Originator and Servicer

May [4], 2005

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all material of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that residential mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Deal Name	MLMI 2005-A3
To Call Vs Maturity	Call
Static 1ML/6ML	3.08875/3.40875

	CPR			
Price = 100	10	15	20	25
Static	34	34	34	34
WAL	7.37	5.08	3.78	2.94
Principal Window	Jun05 - Oct23	Jun05 - Oct18	Jun05 - Aug15	Jun05 - May13
Forward	34	34	34	34
WAL	7.44	5.1	3.78	2.94
Principal Window	Jun05 - Feb24	Jun05 - Nov18	Jun05 - Aug15	Jun05 - May13
Forward+100	34	34	34	34
WAL	7.48	5.11	3.78	2.94
Principal Window	Jun05 - Apr24	Jun05 - Dec18	Jun05 - Aug15	Jun05 - May13
Forward+200	34	34	34	34
WAL	7.51	5.12	3.79	2.95
Principal Window	Jun05 - Jun24	Jun05 - Jan19	Jun05 - Aug15	Jun05 - May13
Forward+300	34	34	34	34
WAL	7.55	5.13	3.79	2.95
Principal Window	Jun05 - Aug24	Jun05 - Jan19	Jun05 - Aug15	Jun05 - May13

	CPB			
Price = 100	10	15	20	25
Static	34	34	34	34
WAL	2.42	2.19	1.96	1.79
Principal Window	Jun05 - Jan10	Jun05 - Oct09	Jun05 - Sep08	Jun05 - Jan08
Forward	34	34	34	34
WAL	2.42	2.19	1.96	1.79
Principal Window	Jun05 - Jan10	Jun05 - Oct09	Jun05 - Sep08	Jun05 - Jan08
Forward+100	34	34	34	34
WAL	2.42	2.19	1.96	1.79
Principal Window	Jun05 - Jan10	Jun05 - Oct09	Jun05 - Sep08	Jun05 - Jan08
Forward+200	17	23	29	30
WAL	2.42	2.19	1.96	1.79
Principal Window	Jun05 - Jan10	Jun05 - Oct09	Jun05 - Sep08	Jun05 - Jan08
Forward+300	0	14	29	30
WAL	2.42	2.19	1.96	1.79
Principal Window	Jun05 - Jan10	Jun05 - Oct09	Jun05 - Sep08	Jun05 - Jan08

RMBS New Transaction

Computational Materials

$[315,360,000] (approximate)

MLMI 2005-A3

Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

Merrill Lynch Mortgage Lending, Inc.
Seller

GreenPoint Mortgage Funding Inc.
Originator and Servicer

May [4], 2005

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all material of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that residential mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Hypothetical Available Funds Cap Table for the Offered Certificates

Period	Payment Date	Available Funds Cap (%) [1][3][4]	Available Funds Cap (%) [2][3][4]	Period	Payment Date	Available Funds Cap (%) [1][3][4]	Available Funds Cap (%) [2][3][4]
1	6/25/2005	5.630	5.630	40	9/25/2008	5.773	10.418
2	7/25/2005	5.630	9.461	41	10/25/2008	5.774	10.418
3	8/25/2005	5.631	9.423	42	11/25/2008	5.774	10.419
4	9/25/2005	5.631	9.386	43	12/25/2008	5.774	10.425
5	10/25/2005	5.631	9.348	44	1/25/2009	5.775	10.425
6	11/25/2005	5.631	9.311	45	2/25/2009	5.775	10.426
7	12/25/2005	5.631	9.274	46	3/25/2009	5.775	10.426
8	1/25/2006	5.632	9.238	47	4/25/2009	5.776	10.427
9	2/25/2006	5.632	9.201	48	5/25/2009	5.776	10.427
10	3/25/2006	5.632	9.166	49	6/25/2009	5.776	10.428
11	4/25/2006	5.632	9.130	50	7/25/2009	5.776	10.428
12	5/25/2006	5.632	9.095	51	8/25/2009	5.777	10.429
13	6/25/2006	5.633	9.060	52	9/25/2009	5.777	10.430
14	7/25/2006	5.633	9.026	53	10/25/2009	5.777	10.430
15	8/25/2006	5.633	8.992	54	11/25/2009	5.773	10.537
16	9/25/2006	5.633	8.959	55	12/25/2009	5.774	10.538
17	10/25/2006	5.633	8.925	56	1/25/2010	5.774	10.539
18	11/25/2006	5.634	8.892	57	2/25/2010	5.743	11.327
19	12/25/2006	5.634	8.859	58	3/25/2010	5.739	11.368
20	1/25/2007	5.634	8.826	59	4/25/2010	5.740	11.368
21	2/25/2007	5.634	8.794	60	5/25/2010	5.740	11.369
22	3/25/2007	5.635	8.762	61	6/25/2010	5.740	11.370
23	4/25/2007	5.635	8.731	62	7/25/2010	5.741	11.370
24	5/25/2007	5.635	8.699	63	8/25/2010	5.741	11.371
25	6/25/2007	5.635	8.668	64	9/25/2010	5.741	11.372
26	7/25/2007	5.636	8.638	65	10/25/2010	5.742	11.372
27	8/25/2007	5.636	8.607	66	11/25/2010	5.742	11.373
28	9/25/2007	5.636	8.577	67	12/25/2010	5.742	11.374
29	10/25/2007	5.636	8.547	68	1/25/2011	5.743	11.375
30	11/25/2007	5.637	8.518	69	2/25/2011	5.743	11.375
31	12/25/2007	5.661	8.605	70	3/25/2011	5.744	11.376
32	1/25/2008	5.661	8.580	71	4/25/2011	5.744	11.377
33	2/25/2008	5.771	9.618	72	5/25/2011	5.744	11.378
34	3/25/2008	5.772	9.619	73	6/25/2011	5.745	11.378
35	4/25/2008	5.772	9.619	74	7/25/2011	5.745	11.379
36	5/25/2008	5.772	9.619	75	8/25/2011	5.745	11.380
37	6/25/2008	5.773	9.710	76	9/25/2011	5.746	11.381
38	7/25/2008	5.773	9.711	77	10/25/2011	5.746	11.382
39	8/25/2008	5.773	10.417	78	11/25/2011	5.747	11.382

1. Assumes no losses, 10% cleanup call, 10% CPR, and 1 month LIBOR and 6 month LIBOR remain constant at 3.08875% and 3.40875%, respectively.
2. Assumes no losses, 10% cleanup call, 10% CPR, and 1 month LIBOR and 6 month LIBOR start 3.08875% and 3.40875%, in month 1, respectively, and increase to 20.00000% thereafter. The values indicated include proceeds from the Cap Contract, although such proceeds are excluded from the calculation of the Available Funds Cap described herein.
3. Calculated as (a) the Available Funds Cap plus (b) the result of the proceeds from the Cap Contract divided by the aggregate certificate principal balance of the classes of Offered Certificates for such Distribution Date multiplied by 12.
4. Lesser of (i) Available Funds Cap and (ii) Hard Cap of 11.50% per annum.

RMBS New Transaction

Computational Materials

$[315,360,000] (approximate)

MLMI 2005-A3

Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

Merrill Lynch Mortgage Lending, Inc.
Seller

GreenPoint Mortgage Funding Inc.
Originator and Servicer

May [4], 2005

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all material of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that residential mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

CONTACTS

MBS/ABS Trading/Syndicate		
Scott Soltas	212-449-3659	scott_soltas@ml.com
Charles Sorrentino	212-449-3659	charles_sorrentino@ml.com
Colin Sheen	212-449-3659	colin_sheen@ml.com
Edgar Seah	212-449-3659	edgar_seah@ml.com
Global Asset Backed Finance		
Matt Whalen	212-449-0752	matthew_whalen@ml.com
Paul Park	212-449-6380	paul_park@ml.com
Tom Saywell	212-449-2122	tom_saywell@ml.com
Alan Chan	212-449-8140	alan_chan@ml.com
Fred Hubert	212-449-5071	fred_hubert@ml.com
Parkson Young	212-449-1768	parkson_young@ml.com
Alice Chu	212-449-1701	alice_chu@ml.com
Sonia Lee	212-449-5067	sonia_lee@ml.com
Oleg Saitskiy	212-449-1901	oleg_saitskiy@ml.com
Keith Singletary	212-449-9431	keith_singletary@ml.com
Calvin Look	212-449-5029	calvin_look@ml.com
Fitch		
Michael Zentz	212-908-0717	michael.zentz@fitchratings.com
Standard & Poor's		
Spencer Van Kirk	212-438-3135	spencer_van_kirk@sandp.com
Moody's		
Denise Person	212-553-3661	denise.person@moodys.com

DEAL STRUCTURE SUMMARY:

MLMI 2005-A3

$[315,360,000] (Approximate, Subject to Final Collateral)
Adjustable Rate Residential Mortgage Loans

Class	Approx Size ($)	Coupon	WAL (yrs) (Call(4)/ Maturity)	Payment Window (Call(4)/ Maturity)	Payment Delay	Interest Accrual	Expected Final Maturity (4)	Stated Final Maturity (5)	Expected Ratings (Fitch / Moody's/ S&P)
Class A-1	261,648,000	LIBOR + [ ] (1), (2)	2.37/2.59	1 - 78/1 – 180	0	30/360	Nov-2011	Mar-2036	AAA/Aaa/AAA
Class A-2	29,072,000	LIBOR + [ ] (1), (2)	2.37/2.59	1 - 78/1 – 180	0	30/360	Nov-2011	Mar-2036	[AAA]/Aaa/[AAA]
Class M-1	10,240,000	LIBOR + [ ] (1), (3)	4.48/4.88	39 - 78/39 – 128	0	30/360	Nov-2011	Mar-2036	[AA]/Aa2/[AA]
Class M-2	7,520,000	LIBOR + [ ] (1), (3)	4.44/4.75	38 - 78/38 – 114	0	30/360	Nov-2011	Mar-2036	[A]/A2/[A]
Class B-1	5,280,000	LIBOR + [ ] (1), (3)	4.42/4.56	37 - 78/37 – 97	0	30/360	Nov-2011	Mar-2036	[BBB]/Baa2/[BBB]
Class B-2	1,600,000	LIBOR + [ ] (1), (3)	4.30/4.30	37 - 77/37 – 77	0	30/360	Oct-2011	Mar-2036	[BBB-]/Baa3/[BBB-]
Class B-3(6)	3,360,000	Information not provided hereby							[BB/NR/BB]
Total:	318,720,000								

1) Subject to the lesser of the (i) Available Funds Cap ,(ii) Maximum Rate Cap and (iii) Hard Cap .
2) If the 10% optional termination is not exercised on the first Distribution Date on which it is exercisable, the margins on each of the Class A Certificates will increase to 2x their respective margins.
3) If the 10% optional termination is not exercised on the first Distribution Date on which it is exercisable, the margin on each of the Class M-1, Class M-2, Class B-1, Class B-2 and Class B-3 Certificates will increase to 1.5x its respective margin.
4) The Certificates will be priced at 30% CPR for the adjustable rate mortgage loans. Assumes 10% optional termination occurs.
5) Latest maturity date for any mortgage loan plus one year.
6) The Class B-3 Certificates will be privately placed. All information presented herein with respect to the Class B-3 Certificates is solely to assist your understanding of the Offered Certificates.

Title of Certificates	Merrill Lynch Mortgage Investors, Inc., Mortgage Pass-Through Certificates Series 2005-A3, consisting of: Class A-1 and Class A-2 Certificates (together, the "Class A Certificates") Class M-1 and Class M-2 Certificates (together, the "Class M Certificates"), Class B-1, Class B-2 and Class B-3 Certificates (collectively, the "Class B Certificates" and together with the Class M Certificates, the "Subordinate Certificates") The Class A, Class M, Class B-1 and Class B-2 Certificates are collectively known as the "Offered Certificates".
Lead Manager	Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Depositor	Merrill Lynch Mortgage Investors, Inc.
Seller	Merrill Lynch Mortgage Lending, Inc.
Master Servicer	Wells Fargo Bank, N.A.
Servicer	GreenPoint Mortgage Funding, Inc.
Trustee	Wachovia Bank, National Association.
Cut-Off Date	May 1, 2005
Pricing Date	On or about May [4], 2005.
Closing Date	On or about May [26], 2005.
Distribution Dates	Distribution of principal and interest on the Offered Certificates and the Class B-3 Certificates will be made on the 25th day of each month or, if such day is not a business day, on the first business day thereafter, commencing in June 2005.
ERISA Considerations	The Offered Certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Offered Certificates.
Legal Investment	The Class A Certificates and Class M-1 Certificates will constitute "mortgage-related securities" for the purposes of SMMEA.
Tax Status	For federal income tax purposes, the Trust Fund will include two or more segregated asset pools, with respect to which elections will be made to treat each as a "real estate mortgage investment conduit" ("REMIC").
Optional Termination	The Trustee will attempt to terminate the trust when the aggregate stated principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-Off Date. The termination will be effected by auctioning the remaining trust assets via a solicitation of bids from at least three bidders. Any such termination will occur only if the highest bid received is at least equal to the sum of (i) the aggregate outstanding stated principal balance of the Mortgage Loans, plus accrued interest thereon, (ii) any unreimbursed out-of-pocket costs and expenses and the principal portion of Advances, in each case previously incurred by the Servicer in the performance of its servicing obligations or by the Trustee in the performance of its obligations, including conducting the auction and (iii) certain other amounts specified in the prospectus supplement.

Mortgage Loans

The trust will consist of a pool of hybrid adjustable rate mortgage loans secured by first liens on one- to four-family residential properties. The information on the Mortgage Loans described herein is based on the pool of approximately $325,285,381 as of April 1, 2005 (the "Statistical Calculation Date"). The Mortgage Loans are expected to have an aggregate stated principal balance as of the Cut-off Date of approximately [$320,000,000].

The Mortgage Loans pay a fixed rate of interest for the first three, five, seven or ten years and adjust semi-annually thereafter. Substantially all of the Mortgage Loans are subject to a 5.000% interest rate cap on the first adjustment date and a periodic rate cap of 1.000% on each adjustment date thereafter. The Mortgage Loans which pay a fixed rate of interest for three years are substantially subject to a maximum mortgage rate equal to the initial mortgage rate plus 6.000% and all of the Mortgage Loans which pay a fixed rate of interest for five, seven or ten years are subject to a maximum mortgage rate equal to the initial mortgage rate plus 5.000%.

All of the Mortgage Loans are indexed based on six-month LIBOR. Approximately 97.74% of the Mortgage Loans are scheduled to pay interest only for the first 3 to 10 years, after which interest-only term the Mortgage Loans are scheduled to amortize on a 27-year to 20-year fully amortizing basis. All Mortgage Loans were generally originated in accordance with the related underwriting guidelines specified in the prospectus supplement.

Total Offered Deal Size

Approximately $315,360,000.

Administrative Fees

The Servicer and the Trustee will be paid fees aggregating approximately 25 bps per annum (payable monthly) on the stated principal balance of the Mortgage Loans.

Credit Enhancements

1. Excess Interest,
2. Overcollateralization and
3. Subordination

Excess Interest

Excess interest cashflow will be available as credit enhancement.

Overcollateralization

The overcollateralization ("O/C") amount is equal to the excess of the aggregate stated principal balance of the Mortgage Loans over the aggregate certificate principal balance of the Offered Certificates and Class B-3 Certificates. On the Closing Date, the O/C amount will equal approximately 0.40% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-Off Date. To the extent the O/C amount is reduced below the O/C target amount (i.e., 0.40% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-Off Date) as a result of losses, excess cashflow will be directed to build O/C until the O/C target amount is restored.

Initial: 0.40% of original balance
Target: 0.40% of original balance
Floor: 0.40% of original balance

Subordination:
(1) includes initial OC

Classes	Rating (F/M/S)	Subordination (1)
Class A	AAA/Aaa/AAA	9.15%
Class M-1	[AA]/Aa2/[AA]	5.95%
Class M-2	[A]/A2/[A]	3.60%
Class B-1	[BBB]/Baa2/[BBB]	1.95%
Class B-2	[BBB-]/Baa3/[BBB-]	1.45%
Class B-3	[BB/NA/BB]	0.40%

Class Sizes:

Classes	Rating (F/M/S)	Class Size
Class A	AAA/Aaa/AAA	90.85%
Class M-1	[AA]/Aa2/[AA]	3.20%
Class M-2	[A]/A2/[A]	2.35%
Class B-1	[BBB]/Baa2/[BBB]	1.65%
Class B-2	[BBB-]/Baa3/[BBB-]	0.50%
Class B-3	[BB/NA/BB]	1.05%

Interest Accrual

For the Offered Certificates and the Class B-3 Certificates, interest will initially accrue from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on a 30/360 basis.

Coupon Step Up

If the optional termination of the trust does not occur on the first distribution date on which it can occur, (i) the margins on each of the Class A Certificates will increase to 2x their respective margins, and (ii) the margins on each class of the Subordinate Certificates will increase to 1.5x their respective margins, in each case on the following Distribution Date.

Available Funds Cap

The per annum rate equal to (A) 12 times the quotient of (x) the total scheduled interest based on the Net Mortgage Rates in effect on the related due date, divided by (y) the aggregate certificate principal balance of the Offered Certificates and Class B-3 Certificates as of the first day of the applicable accrual period.

"Net Mortgage Rate" means, with respect to any mortgage loan the mortgage rate on such mortgage loan less the administrative fees.

Cap Contract

The trust fund will own a one-month LIBOR cap contract purchased for the benefit of the Offered Certificates. After the Closing Date, the notional amount of the Cap Contract will amortize down pursuant to an amortization schedule that is generally estimated to decline in relation to the amortization of the Offered Certificates. In the event that, due to faster than expected amortization, the balance of the Offered Certificates is below the notional balance of the Cap Contract the Cap Contract Counterparty will reduce the notional balance of the Cap Contract to equal the balance of the Offered Certificates. Payments received on the cap contract will be available to pay amounts to the holders of the Offered Certificates, in respect of shortfalls arising as a result of the Available Funds Cap, as described herein (except to the extent attributable to the fact that Realized Losses are not allocated to the Class A Certificates after the Subordinate Certificates have been written down to zero).

Maximum Rate Cap

The pass-through rates of each of the Offered Certificates and the Class B-3 Certificates will also be subject to a "Maximum Rate Cap", which will be calculated in the same manner as the Available Funds Cap, but based on the net maximum lifetime mortgage rates rather than the net mortgage rate. Any interest shortfall due to the Maximum Rate Cap will not be reimbursed.

Hard Cap

11.50% per annum.

Shortfall Reimbursement

If on any Distribution Date the pass-through rate for any class of Offered Certificates is limited by the Available Funds Cap, (1) the amount of such interest that would have been distributed if the pass-through rate had not been so limited by the Available Funds Cap, up to but not exceeding the greater of (a) the lesser of the (i) Maximum Rate Cap and (ii) Hard Cap and (b) the sum of (i) the Available Funds Cap and (ii) the quotient obtained by dividing (I) and amount equal to the proceeds, if any, payable under the Cap Contract with respect to such Distribution Date by (II) the aggregate certificate principal balance of the Classes of Offered Certificates to which such Cap Contract relates for such Distribution Date over (2) the amount of interest such class was entitled to receive on such Distribution Date based on the Available Funds Cap together with the unpaid portion of any such excess from prior Distribution Dates and interest accrued thereon at the then applicable Pass-Through Rate for such class, without giving effect to the Available Funds Cap. Such reimbursement will be paid only on a subordinated basis. No such carryover with respect to a Class will be paid to such Class once the certificate principal balance thereof has been reduced to zero.

Cashflow Priority
<Preliminary and Subject to Revision>

1. Repayment of any unreimbursed Servicer advances.
2. Servicing Fees and Trustee Fees, as applicable.
3. Available interest funds, as follows: monthly interest, including any unpaid monthly interest from prior months, concurrently, to the Class A Certificates and then sequentially to the Class M-1 Certificates, Class M-2 Certificates, Class B-1 Certificates, Class B-2 Certificates and Class B-3 Certificates, in that order.
4. Available principal funds, as follows: monthly principal, first to the Class A Certificates, pro rata, and then sequentially to the Class M-1 Certificates, Class M-2 Certificates, Class B-1 Certificates, Class B-2 Certificates and Class B-3 Certificates, in that order, in each case as described under "PRINCIPAL PAYDOWN."
5. Excess interest in the order as described under "PRINCIPAL PAYDOWN" if necessary to build or restore O/C to the O/C target amount.
6. Excess interest to pay realized losses previously allocated to the Class M-1, Class M-2, Class B-1 Class B-2 and Class B-3 Certificates, in that order.
7. Excess interest to pay carryover resulting from imposition of the Available Funds Cap, to the extent not covered by the Cap Contract.
8. Any remaining amount will be paid in accordance with the Pooling and Servicing Agreement and will not be available for payment to holders of the Offered Certificates and the Class B-3 Certificates.

Payments received on the Cap Contract will only be available to the classes of Offered Certificates to pay amounts in respect of carryovers other than any carryovers resulting from the fact that realized losses are not allocated to the Class A Certificates after the Subordinate Certificates have been written down to zero. Any excess of amounts received on the Cap Contract over amounts needed to pay such carryovers on the classes of Offered Certificates will be distributed in respect of other classes of certificates not described herein.

PRINCIPAL PAYDOWN
IF THE SUBORDINATE CLASS PRINCIPAL DISTRIBUTION TEST IS NOT MET:
All scheduled and unscheduled principal received from the Mortgage Loans and excess spread to the extent distributable as principal to replenish O/C to the O/C target amount will be paid to the Class A Certificates, in reduction of its certificate principal balance, until reduced to zero.

Principal distributions allocated to the Class A Certificates will be distributed pro rata between the Class A-1 and Class A-2 Certificates based on their respective Certificate Principal Balances, until their Certificate Principal Balances have been reduced to zero; provided, however, that on and after the Distribution Date on which the aggregate Certificate Principal Balance of the Subordinate Certificates have been reduced to zero, any principal distributions allocated to the Class A Certificates are required to be allocated sequentially to the Class A-1 Certificates and Class A-2 Certificates, in that order, until their Certificate Principal Balances have been reduced to zero.

After the certificate principal balances of the Class A Certificates have been reduced to zero, the amounts remaining will be distributed sequentially to the Class M-1, Class M-2, Class B-1, Class B-2 and Class B-3 Certificates, in each case in reduction of its certificate principal balance, until reduced to zero.

IF THE SUBORDINATE CLASS PRINCIPAL DISTRIBUTION TEST IS MET:
All Certificates will be entitled to receive payments of principal, in the following order of priority: first, to the Class A, pro rata, second, to the Class M-1 Certificates, third, to the Class M-2 Certificates, fourth, to the Class B-1 Certificates, fifth, to the Class B-2 Certificates and sixth, to the Class B-3 Certificates, in each case up to amounts necessary to maintain the subordination for each class at its required level. Such required levels of subordination are approximately as follows:

Class A	18.30%
Class M-1	11.90%
Class M-2	7.20%
Class B-1	3.90%
Class B-2	2.90%
Class B-3	0.80%

THE SUBORDINATE CLASS PRINCIPAL DISTRIBUTION TEST IS MET IF:

i) The Distribution Date is on or after the June 2008 Distribution Date; and
ii) The Subordinate Class Principal Distribution Date has occurred (as described below); and
iii) A Step Down Loss Trigger Event does not exist.

SUBORDINATE CLASS PRINCIPAL DISTRIBUTION DATE

The first Distribution Date on which the Senior Enhancement Percentage (i.e., the sum of the aggregate outstanding certificate principal balance of the Subordinate Certificates and the O/C amount divided by the aggregate stated principal balance of the Mortgage Loans) is greater than or equal to the Senior Specified Enhancement Percentage (including O/C), which is equal to two times the initial Class A subordination percentage.

Senior Specified Enhancement Percentage:
18.30%
or
(8.75%+0.40%)*2

Step Down Loss Trigger Event *<Preliminary and Subject to Revision>*

The situation that exists with respect to any Distribution Date after the Stepdown Date, if (a) the quotient of (1) the aggregate stated principal balance of all Mortgage Loans 60 or more days delinquent, measured on a rolling three month basis (including Mortgage Loans in foreclosure and REO Properties) and (2) the stated principal balance of all the Mortgage Loans as of the preceding Servicer Remittance Date, equals or exceeds the product of (i) [31%] and (ii) the Required Percentage or (b) the quotient (expressed as a percentage) of (1) the aggregate Realized Losses incurred from the Cut-off Date through the last day of the calendar month preceding such Distribution Date and (2) the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date exceeds the Required Loss Percentage.

Distribution Date Occurring	Required Loss Percentage
June 2008 – May 2009	[0.75% with respect to June 2008, plus an additional 1/12th of 0.25% for each month thereafter]
June 2009 – May 2010	[1.00% with respect to June 2009, plus an additional 1/12th of 0.25% for each month thereafter]
June 2010 – May 2011	[1.25% with respect to June 2010, plus an additional 1/12th of 0.15% for each month thereafter]
June 2011 and thereafter	[1.40%]

(Preliminary and Subject to Revision)

Prospectus

The Offered Certificates will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Complete information with respect to the Offered Certificates and the Mortgage Loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Certificates may not be consummated unless the purchaser has received the Prospectus.

Mortgage Loan Tables

The following tables describe the Mortgage Loans and the related mortgaged properties as of the Statistical Calculation Date, except where otherwise noted. The sum of the columns below may not equal the total indicated due to rounding.

MORTGAGE LOAN CHARACTERISTICS:

Total Current Balance		$325,285,381.17	
Total Number of Loans		1,167	

	Average or Weighted Average (1)	Minimum	Maximum
Current Balance	$278,736.40	$28,523.85	$1,500,000.00
Original Balance	$278,814.22	$28,600.00	$1,500,000.00
Loan Rate	5.858%	4.375%	8.625%
Servicing Fee	0.250%	0.250%	0.250%
Net Loan Rate	5.608%	4.125%	8.375%
Gross Margin	2.528%	2.250%	2.750%
Maximum Loan Rate	11.655%	9.875%	17.250%
Original LTV	78.98%	34.19%	95.00%
Credit Score	707	622	817
Original Term (mos)	360	360	360
Remaining Term (mos) (2)	356	340	358
Seasoning (mos) (2)	4	2	20
Next Rate Reset (2)	38	25	117
Rate Adj Freq	6	6	6
First Rate Adj Freq (3)	42	36	120
IO Original Term (4)	111	36	120
IO Remaining Term (2)(4)	107	26	118
Top State Concentrations ($)	CA(47.92%),WA(5.26%),AZ(4.89%),NV(4.16%),VA(3.77%)		
First Pay Date		10/01/2003	04/01/2005
Rate Change Date		06/01/2007	02/01/2015
Maturity Date		09/01/2033	03/01/2035

(1) Based on current balances
(2) As of the Cut-off Date
(3) The interest rates on the Mortgage Loans indexed to one-month LIBOR reset monthly, except with respect to the first rate adjustment, which occurs after the second monthly payment
(4) For Interest-Only loans.

Index Type

Index	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Six-Month LIBOR	1,167	$325,285,381.17	100.00%	5.858%	707	$278,736	78.98%	13.53%	97.74%
Total:	**1,167**	**$325,285,381.17**	**100.00%**	**5.858%**	**707**	**$278,736**	**78.98%**	**13.53%**	**97.74%**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
3/27 LIBOR Loans	17	$4,431,519.86	1.36%	6.102%	705	$260,678	82.94%	10.78%	0.00%
3/27 IO LIBOR Loans	873	253,138,436.77	77.82	5.766	707	289,964	78.99	12.28	100.00
5/25 LIBOR Loans	6	2,496,503.70	0.77	6.266	698	416,084	81.82	23.58	0.00
5/25 IO LIBOR Loans	239	57,916,582.36	17.80	6.114	709	242,329	79.09	17.89	100.00
7/23 LIBOR Loans	1	87,782.32	0.03	7.000	673	87,782	78.43	0.00	0.00
7/23 IO LIBOR Loans	8	2,298,736.72	0.71	6.697	707	287,342	70.02	0.00	100.00
10/20 LIBOR Loans	4	325,184.50	0.10	6.822	693	81,296	81.36	37.15	0.00
10/20 IO LIBOR Loans	19	4,590,634.94	1.41	6.695	712	241,612	76.24	29.82	100.00
Total:	**1,167**	**$325,285,381.17**	**100.00%**	**5.858%**	**707**	**$278,736**	**78.98%**	**13.53%**	**97.74%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Fully Amortizing	28	$7,340,990.38	2.26%	6.201%	701	$262,178	82.43%	16.18%	0.00%
36 Month Interest-Only	101	29,178,904.71	8.97	5.728	712	288,900	79.21	18.11	100.00
60 Month Interest-Only	29	6,890,701.20	2.12	6.124	701	237,610	79.80	17.46	100.00
84 Month Interest-Only	2	611,086.74	0.19	6.473	694	305,543	78.98	0.00	100.00
120 Month Interest-Only	1,007	281,263,698.14	86.47	5.854	707	279,309	78.85	12.91	100.00
Total:	**1,167**	**$325,285,381.17**	**100.00%**	**5.858%**	**707**	**$278,736**	**78.98%**	**13.53%**	**97.74%**

Stated Principal Balances

Range of Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
0.01 to 100,000.00	96	$7,321,774.46	2.25%	6.228%	717	$76,268	77.71%	33.03%	93.19%
100,000.01 to 200,000.00	374	55,346,877.11	17.01	6.009	708	147,986	79.09	29.59	98.56
200,000.01 to 300,000.00	257	63,082,937.41	19.39	5.913	715	245,459	79.25	17.20	98.48
300,000.01 to 400,000.00	189	66,014,076.35	20.29	5.846	704	349,281	79.63	10.18	97.92
400,000.01 to 500,000.00	131	58,560,732.68	18.00	5.757	703	447,028	79.74	7.54	97.66
500,000.01 to 600,000.00	68	37,205,048.67	11.44	5.681	706	547,133	78.86	4.44	95.42
600,000.01 to 700,000.00	35	22,333,748.36	6.87	5.812	708	638,107	78.16	2.77	97.16
700,000.01 to 800,000.00	9	6,689,736.15	2.06	5.938	710	743,304	78.05	0.00	100.00
800,000.01 to 900,000.00	2	1,706,200.00	0.52	5.809	732	853,100	80.00	0.00	100.00
900,000.01 to 1,000,000.00	3	2,944,999.99	0.91	5.623	688	981,667	63.78	32.09	100.00
1,100,000.01 to 1,200,000.00	1	1,125,000.00	0.35	5.750	763	1,125,000	75.00	0.00	100.00
1,400,000.01 to 1,500,000.00	2	2,954,249.99	0.91	5.881	667	1,477,125	71.07	0.00	100.00
Total:	**1,167**	**$325,285,381.17**	**100.00%**	**5.858%**	**707**	**$278,736**	**78.98%**	**13.53%**	**97.74%**

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
4.251 to 4.500	1	$316,798.22	0.10%	4.375%	791	$316,798	79.82%	100.00%	100.00%
4.501 to 4.750	7	2,898,972.40	0.89	4.743	697	414,139	80.64	5.49	100.00
4.751 to 5.000	41	13,099,104.75	4.03	4.929	713	319,490	79.45	20.00	97.41
5.001 to 5.250	91	31,252,549.20	9.61	5.196	712	343,435	78.57	12.29	100.00
5.251 to 5.500	187	59,149,598.94	18.18	5.449	713	316,308	78.88	11.48	99.61
5.501 to 5.750	198	55,711,160.56	17.13	5.699	708	281,369	78.71	18.20	99.33
5.751 to 6.000	216	58,816,484.37	18.08	5.915	706	272,299	78.83	11.83	97.40
6.001 to 6.250	150	41,189,987.31	12.66	6.194	705	274,600	78.94	8.74	92.87
6.251 to 6.500	122	30,042,432.35	9.24	6.429	696	246,249	78.32	20.88	97.79
6.501 to 6.750	76	15,152,856.95	4.66	6.688	707	199,380	80.30	13.24	97.30
6.751 to 7.000	45	10,348,708.50	3.18	6.940	710	229,971	79.26	9.86	96.94
7.001 to 7.250	15	3,607,300.61	1.11	7.188	706	240,487	80.18	5.00	98.52
7.251 to 7.500	8	2,195,363.51	0.67	7.411	684	274,420	85.75	0.00	95.34
7.501 to 7.750	7	938,609.27	0.29	7.670	705	134,087	84.70	10.14	73.94
8.001 to 8.250	1	234,500.00	0.07	8.250	691	234,500	89.98	0.00	100.00
8.251 to 8.500	1	193,449.99	0.06	8.500	705	193,450	90.00	0.00	100.00
8.501 to 8.750	1	137,504.24	0.04	8.625	694	137,504	95.00	0.00	0.00
Total:	**1,167**	**$325,285,381.17**	**100.00%**	**5.858%**	**707**	**$278,736**	**78.98%**	**13.53%**	**97.74%**

Remaining Term

Remaining Term (Months) (1)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
340	1	$165,944.88	0.05%	6.125%	749	$165,945	79.99%	0.00%	100.00%
349	1	428,000.00	0.13	5.500	735	428,000	80.00	0.00	100.00
350	3	662,317.10	0.20	6.581	719	220,772	76.55	0.00	100.00
351	4	727,999.96	0.22	6.470	691	182,000	76.25	0.00	100.00
352	13	5,262,398.47	1.62	5.980	717	404,800	77.50	11.77	100.00
353	10	2,914,211.27	0.90	6.075	705	291,421	81.77	21.63	100.00
354	171	55,117,167.47	16.94	5.555	707	322,323	79.26	8.63	98.62
355	62	16,501,590.53	5.07	6.089	707	266,155	79.65	27.42	96.62
356	624	151,809,588.76	46.67	6.076	705	243,285	78.78	17.79	98.24
357	250	82,497,110.73	25.36	5.631	709	329,988	79.03	6.43	95.94
358	28	9,199,052.00	2.83	5.451	721	328,538	79.41	12.53	100.00
Total:	**1,167**	**$325,285,381.17**	**100.00%**	**5.858%**	**707**	**$278,736**	**78.98%**	**13.53%**	**97.74%**

(1) As of the Cut-off Date

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
30.01 to 40.00	5	$1,560,745.99	0.48%	5.964%	739	$312,149	37.24%	0.00%	100.00%
40.01 to 50.00	3	1,160,000.00	0.36	5.392	715	386,667	47.53	5.17	100.00
50.01 to 60.00	7	1,314,682.29	0.40	6.230	685	187,812	56.29	0.00	100.00
60.01 to 70.00	42	12,289,081.28	3.78	5.887	705	292,597	67.84	19.89	100.00
70.01 to 75.00	61	16,364,902.17	5.03	5.879	691	268,277	74.15	13.92	100.00
75.01 to 80.00	1,003	281,416,068.24	86.51	5.828	708	280,574	79.77	13.56	98.01
80.01 to 85.00	3	1,038,898.15	0.32	5.834	724	346,299	84.71	6.90	100.00
85.01 to 90.00	32	7,995,766.36	2.46	6.689	710	249,868	89.84	8.31	81.22
90.01 to 95.00	11	2,145,236.69	0.66	6.337	700	195,022	94.99	14.72	88.82
Total:	**1,167**	**$325,285,381.17**	**100.00%**	**5.858%**	**707**	**$278,736**	**78.98%**	**13.53%**	**97.74%**

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
601 to 625	1	$283,999.99	0.09%	6.125%	622	$284,000	80.00%	100.00%	100.00%
626 to 650	64	19,109,266.88	5.87	5.973	641	298,582	77.62	30.26	99.54
651 to 675	164	47,519,000.77	14.61	6.016	664	289,750	78.67	19.33	95.94
676 to 700	295	84,053,306.53	25.84	5.814	689	284,926	79.02	8.83	97.89
701 to 725	279	78,570,577.85	24.15	5.803	712	281,615	79.33	8.31	98.20
726 to 750	171	46,871,028.30	14.41	5.859	736	274,100	79.84	10.37	97.04
751 to 775	110	29,307,898.62	9.01	5.872	761	266,435	78.75	10.82	98.02
776 to 800	66	16,866,732.67	5.19	5.699	786	255,557	77.90	32.68	99.21
801 to 825	17	2,703,569.56	0.83	5.986	809	159,034	77.56	46.68	98.94
Total:	**1,167**	**$325,285,381.17**	**100.00%**	**5.858%**	**707**	**$278,736**	**78.98%**	**13.53%**	**97.74%**

Geographic Area

Geographic Area	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Arizona	73	$15,898,362.07	4.89%	6.023%	702	$217,786	77.62%	23.18%	99.27%
California	393	155,869,964.44	47.92	5.742	707	396,616	78.71	7.29	99.31
Colorado	50	10,226,289.00	3.14	5.806	713	204,526	78.39	36.41	100.00
Connecticut	5	777,840.60	0.24	6.511	702	155,568	79.11	30.75	100.00
Delaware	1	422,800.00	0.13	5.500	708	422,800	80.00	0.00	100.00
District of Columbia	6	2,160,101.28	0.66	6.134	707	360,017	78.07	0.00	100.00
Florida	56	11,157,234.46	3.43	6.098	716	199,236	79.83	28.14	100.00
Georgia	43	7,945,792.43	2.44	5.992	712	184,786	80.55	16.99	100.00
Idaho	6	1,004,099.95	0.31	6.211	661	167,350	79.95	11.27	100.00
Illinois	40	9,367,398.53	2.88	5.921	710	234,185	79.61	14.32	86.63
Indiana	2	247,185.76	0.08	7.460	717	123,593	88.34	0.00	44.37
Kansas	5	360,423.84	0.11	6.457	706	72,085	78.67	0.00	92.09
Kentucky	1	274,393.91	0.08	5.625	649	274,394	90.00	100.00	100.00
Maryland	37	10,499,616.82	3.23	6.029	680	283,773	79.61	14.24	100.00
Massachusetts	19	5,032,147.03	1.55	5.973	726	264,850	76.07	12.38	92.92
Michigan	14	2,520,565.96	0.77	5.930	700	180,040	78.94	24.48	96.52
Minnesota	19	4,941,646.13	1.52	6.020	717	260,087	77.55	9.42	100.00
Missouri	6	637,199.97	0.20	6.306	721	106,200	77.16	6.91	100.00
Montana	6	1,189,808.38	0.37	5.753	706	198,301	78.32	20.26	71.49
Nevada	55	13,523,984.05	4.16	5.927	714	245,891	79.15	11.20	97.94
New Hampshire	2	320,350.00	0.10	5.585	740	160,175	79.90	0.00	100.00
New Jersey	12	3,779,321.47	1.16	5.997	695	314,943	81.57	10.90	100.00
New Mexico	7	830,673.83	0.26	5.453	695	118,668	79.88	80.74	100.00
New York	22	7,418,346.59	2.28	6.146	715	337,198	81.84	2.16	79.78
North Carolina	17	3,250,474.52	1.00	6.181	713	191,204	81.29	8.98	92.47
Ohio	23	2,933,164.03	0.90	5.883	696	127,529	79.72	50.13	98.18
Oklahoma	7	851,200.00	0.26	6.125	701	121,600	80.00	0.00	100.00
Oregon	36	7,681,963.37	2.36	5.865	710	213,388	80.27	16.02	95.85
Pennsylvania	9	1,777,977.69	0.55	5.901	705	197,553	80.80	21.56	96.21
Rhode Island	5	1,321,753.52	0.41	6.000	681	264,351	78.06	0.00	57.76
South Carolina	8	1,235,403.73	0.38	5.701	721	154,425	80.00	24.02	100.00
South Dakota	1	80,187.60	0.02	6.250	685	80,188	74.54	0.00	100.00
Tennessee	3	696,699.98	0.21	5.954	750	232,233	80.00	14.47	100.00
Texas	35	5,187,018.33	1.59	6.005	695	148,201	80.10	21.85	98.47
Utah	22	3,791,907.23	1.17	5.879	720	172,359	79.73	35.28	100.00
Virginia	41	12,256,374.15	3.77	5.826	689	298,936	79.82	13.28	97.94
Washington	78	17,107,816.54	5.26	5.917	722	219,331	77.66	23.77	100.00
Wyoming	2	707,893.98	0.22	5.749	661	353,947	79.77	83.18	16.82
Total:	**1,167**	**$325,285,381.17**	**100.00%**	**5.858%**	**707**	**$278,736**	**78.98%**	**13.53%**	**97.74%**

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Primary	751	$241,544,658.26	74.26%	5.743%	703	$321,631	79.10%	8.21%	97.29%
Investment	396	79,297,891.11	24.38	6.200	719	200,247	78.57	29.17	98.99
Second Home	20	4,442,831.80	1.37	5.982	722	222,142	79.95	23.39	100.00
Total:	**1,167**	**$325,285,381.17**	**100.00%**	**5.858%**	**707**	**$278,736**	**78.98%**	**13.53%**	**97.74%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Single Family	604	$172,894,952.06	53.15%	5.806%	706	$286,250	79.11%	11.38%	97.32%
Planned Unit Development	283	75,577,926.28	23.23	5.825	702	267,060	79.01	15.54	99.29
Two-to-Four Family	135	39,560,685.70	12.16	6.265	715	293,042	78.40	17.25	94.52
Condominium	145	37,251,817.13	11.45	5.733	718	256,909	78.97	15.47	100.00
Total:	**1,167**	**$325,285,381.17**	**100.00%**	**5.858%**	**707**	**$278,736**	**78.98%**	**13.53%**	**97.74%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Purchase	772	$214,227,234.71	65.86%	5.858%	717	$277,496	79.78%	11.68%	97.98%
Refinance - Rate Term	207	55,357,863.43	17.02	5.712	688	267,429	77.26	20.54	97.27
Refinance – Cashout	188	55,700,283.03	17.12	6.000	691	296,278	77.63	13.66	97.30
Total:	**1,167**	**$325,285,381.17**	**100.00%**	**5.858%**	**707**	**$278,736**	**78.98%**	**13.53%**	**97.74%**

Loan Documentation

Loan Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Stated Income	882	$266,720,146.05	82.00%	5.833%	707	$302,404	78.79%	0.00%	98.22%
Full Documentation	224	43,998,782.25	13.53	5.819	706	196,423	79.09	100.00	97.30
No income, asset or employment verification	33	6,990,797.78	2.15	6.917	714	211,842	86.16	0.00	87.82
Stated Income/Stated Asset	15	4,297,436.53	1.32	5.887	710	286,496	81.89	0.00	100.00
No Income Disclosure	7	1,816,757.15	0.56	6.031	696	259,537	75.27	0.00	69.27
No income or employment disclosure	4	1,009,495.98	0.31	6.191	717	252,374	69.10	0.00	100.00
No income or asset disclosure	2	451,965.43	0.14	6.281	685	225,983	80.00	0.00	100.00
Total:	**1,167**	**$325,285,381.17**	**100.00%**	**5.858%**	**707**	**$278,736**	**78.98%**	**13.53%**	**97.74%**

Channel

Channel	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Wholesale	1,067	$301,005,568.84	92.54%	5.850%	707	$282,105	78.95%	12.45%	97.76%
Retail	12	3,292,334.15	1.01	5.857	690	274,361	78.47	0.00	95.77
Correspondent	88	20,987,478.18	6.45	5.968	711	238,494	79.50	31.14	97.76
Total:	**1,167**	**$325,285,381.17**	**100.00%**	**5.858%**	**707**	**$278,736**	**78.98%**	**13.53%**	**97.74%**

Margins

Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
2.250	444	$144,334,838.74	44.37%	5.569%	710	$325,078	79.30%	7.77%	97.46%
2.632	1	412,000.00	0.13	6.250	663	412,000	80.00	0.00	100.00
2.750	722	180,538,542.43	55.50	6.087	706	250,053	78.73	18.16	97.96
Total:	**1,167**	**$325,285,381.17**	**100.00%**	**5.858%**	**707**	**$278,736**	**78.98%**	**13.53%**	**97.74%**

Maximum Mortgage Rate

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
9.751 to 10.000	1	$264,000.00	0.08%	4.875%	663	$264,000	80.00%	100.00%	100.00%
10.001 to 10.250	5	1,476,685.54	0.45	5.216	755	295,337	79.86	0.00	100.00
10.251 to 10.500	25	7,716,410.76	2.37	5.411	705	308,656	78.83	30.41	100.00
10.501 to 10.750	37	11,285,350.70	3.47	5.440	711	305,009	78.02	16.07	100.00
10.751 to 11.000	89	25,648,853.23	7.89	5.419	710	288,189	79.47	17.08	94.99
11.001 to 11.250	127	41,559,777.59	12.78	5.477	709	327,242	78.90	12.13	97.40
11.251 to 11.500	205	61,275,878.84	18.84	5.606	713	298,907	78.47	13.00	99.62
11.501 to 11.750	199	52,699,951.98	16.20	5.804	708	264,824	79.08	17.55	98.56
11.751 to 12.000	200	52,720,199.60	16.21	6.047	706	263,601	78.66	11.29	98.51
12.001 to 12.250	121	31,254,273.99	9.61	6.256	705	258,300	78.46	8.25	93.90
12.251 to 12.500	81	21,117,339.91	6.49	6.468	691	260,708	79.32	14.54	96.85
12.501 to 12.750	50	10,501,396.51	3.23	6.752	703	210,028	80.71	12.72	97.40
12.751 to 13.000	12	3,631,244.79	1.12	6.933	708	302,604	80.19	0.00	96.89
13.001 to 13.250	3	1,759,100.00	0.54	7.175	701	586,367	83.58	0.00	100.00
13.251 to 13.500	7	1,484,813.50	0.46	7.575	689	212,116	89.80	0.00	93.11
13.501 to 13.750	2	214,899.99	0.07	7.625	686	107,450	91.50	0.00	100.00
14.001 to 14.250	1	234,500.00	0.07	8.250	691	234,500	89.98	0.00	100.00
14.501 to 14.750	1	137,504.24	0.04	8.625	694	137,504	95.00	0.00	0.00
17.001 to 17.250	1	303,200.00	0.09	5.500	712	303,200	80.00	0.00	100.00
Total:	**1,167**	**$325,285,381.17**	**100.00%**	**5.858%**	**707**	**$278,736**	**78.98%**	**13.53%**	**97.74%**

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
June 2007	1	$428,000.00	0.13%	5.500%	735	$428,000	80.00%	0.00%	100.00%
July 2007	3	662,317.10	0.20	6.581	719	220,772	76.55	0.00	100.00
August 2007	3	671,999.98	0.21	6.436	692	224,000	77.53	0.00	100.00
September 2007	10	4,233,198.61	1.30	5.879	721	423,320	76.89	14.63	100.00
October 2007	5	1,475,453.76	0.45	5.807	724	295,091	83.50	26.97	100.00
November 2007	117	38,902,651.82	11.96	5.469	708	332,501	79.67	5.19	98.05
December 2007	33	10,263,508.38	3.16	5.852	701	311,015	79.85	22.97	100.00
January 2008	492	124,733,312.89	38.35	5.977	704	253,523	78.76	17.65	98.11
February 2008	205	68,634,512.08	21.10	5.581	709	334,802	79.15	5.24	98.08
March 2008	21	7,565,002.01	2.33	5.404	727	360,238	79.63	7.35	100.00
September 2008	1	165,944.88	0.05	6.125	749	165,945	79.99	0.00	100.00
August 2009	1	55,999.98	0.02	6.875	669	56,000	60.87	0.00	100.00
September 2009	3	1,029,199.86	0.32	6.393	699	343,067	80.00	0.00	100.00
October 2009	4	1,195,665.36	0.37	6.217	684	298,916	80.00	19.44	100.00
November 2009	53	15,846,521.06	4.87	5.753	707	298,991	78.29	17.29	100.00
December 2009	23	4,666,128.66	1.43	6.481	720	202,875	80.96	23.62	89.93
January 2010	110	23,164,077.62	7.12	6.449	710	210,583	79.97	19.70	100.00
February 2010	43	12,655,498.65	3.89	5.868	708	294,314	78.31	13.54	83.98
March 2010	7	1,634,049.99	0.50	5.670	693	233,436	78.40	36.47	100.00
October 2011	1	243,092.15	0.07	7.000	695	243,092	80.00	0.00	100.00
November 2011	1	367,994.59	0.11	6.125	693	367,995	78.30	0.00	100.00
January 2012	6	1,410,532.30	0.43	7.090	706	235,089	64.08	0.00	93.78
February 2012	1	364,900.00	0.11	5.625	727	364,900	80.00	0.00	100.00
December 2014	6	1,571,953.49	0.48	6.477	711	261,992	74.43	67.79	94.36
January 2015	16	2,501,665.95	0.77	7.040	720	156,354	76.78	16.95	90.55
February 2015	1	842,200.00	0.26	6.125	685	842,200	79.99	0.00	100.00
Total:	**1,167**	**$325,285,381.17**	**100.00%**	**5.858%**	**707**	**$278,736**	**78.98%**	**13.53%**	**97.74%**

Assumed Mortgage Pool

Current Balance ($)	Mortgage Rate(%)	Net Mortgage Rate(%)	Original Term (months)	Remaining Term (months)	Original Amortization Term (months)	Remaining Amortization Term (months)	Original Interest-Only Term (months)	Remaining Interest-Only Term (months)	Gross Margin(%)	Initial Rate Change Cap(%)	Periodic Cap(%)	Maximum Rate(%)	Minimum Rate(%)	Rate Change Frequency (months)	Number of Months Until Next Rate Adjustment Date	Index	Original Months to Prepayment Penalty Expiration
4,170,325.71	6.079	5.829	360	356	360	356	0	0	2.567	5.000	1.000	12.079	2.567	6	32	6M LIBOR	0
189,188.85	6.617	6.367	360	355	360	355	0	0	2.544	5.000	1.000	12.617	2.544	6	31	6M LIBOR	36
23,555,358.65	5.687	5.437	360	354	324	324	36	30	2.591	5.000	1.000	11.687	2.591	6	30	6M LIBOR	0
5,149,434.27	5.915	5.665	360	354	324	324	36	30	2.576	5.000	1.000	12.248	2.575	6	30	6M LIBOR	36
158,824,714.77	5.770	5.520	360	356	240	240	120	116	2.495	5.000	1.000	11.770	2.495	6	32	6M LIBOR	0
890,474.98	5.614	5.364	360	356	240	240	120	116	2.750	5.000	1.000	11.614	2.750	6	32	6M LIBOR	30
59,673,468.73	5.777	5.527	360	356	240	240	120	116	2.593	5.000	1.000	11.777	2.593	6	32	6M LIBOR	36
780,002.39	5.736	5.486	360	356	240	240	120	116	2.750	5.000	1.000	11.736	2.750	6	32	6M LIBOR	42
151,877.39	6.000	5.750	360	356	240	240	120	116	2.750	5.000	1.000	12.000	2.750	6	32	6M LIBOR	60
2,455,939.40	6.266	6.016	360	357	360	357	0	0	2.344	5.000	1.000	11.266	2.344	6	57	6M LIBOR	0
5,289,087.80	6.116	5.866	360	353	300	300	60	53	2.517	5.000	1.000	11.116	2.517	6	53	6M LIBOR	0
1,489,650.23	6.155	5.905	360	353	300	300	60	53	2.511	5.000	1.227	11.155	2.511	6	53	6M LIBOR	36
33,905,252.42	6.106	5.856	360	356	240	240	120	116	2.504	5.000	1.000	11.106	2.504	6	56	6M LIBOR	0
204,620.31	5.875	5.625	360	357	240	240	120	117	2.250	5.000	1.000	10.875	2.250	6	57	6M LIBOR	12
15,123,573.05	6.117	5.867	360	356	240	240	120	116	2.488	5.000	1.000	11.117	2.488	6	56	6M LIBOR	36
963,344.22	6.314	6.064	360	356	240	240	120	116	2.750	5.000	1.000	11.314	2.750	6	56	6M LIBOR	42
86,355.99	7.000	6.750	360	356	360	356	0	0	2.750	5.000	1.000	12.000	2.750	6	80	6M LIBOR	36
601,157.53	6.473	6.223	360	354	276	276	84	78	2.449	5.000	1.000	11.473	2.449	6	78	6M LIBOR	0
1,172,385.90	7.079	6.829	360	356	240	240	120	116	2.750	5.000	1.000	12.079	2.872	6	80	6M LIBOR	0
358,970.94	5.625	5.375	360	357	240	240	120	117	2.250	5.000	1.000	10.625	2.250	6	81	6M LIBOR	36
128,871.45	7.250	7.000	360	356	240	240	120	116	2.750	5.000	1.000	12.250	2.750	6	80	6M LIBOR	42
201,068.21	6.767	6.517	360	356	360	356	0	0	2.750	5.000	1.000	11.767	2.750	6	116	6M LIBOR	0
118,832.54	6.916	6.666	360	356	360	356	0	0	2.750	5.000	1.000	11.916	2.750	6	116	6M LIBOR	36
2,977,127.53	6.695	6.445	360	356	240	240	120	116	2.611	5.000	1.000	11.695	2.611	6	116	6M LIBOR	0
1,538,916.74	6.696	6.446	360	356	240	240	120	116	2.750	5.000	1.000	11.696	2.750	6	116	6M LIBOR	36

One Month LIBOR Cap Table for Offered Certificates

Period	Beginning Accrual	Ending Accrual	Notional Balance ($) [1]	1ML Strike Lower Collar (%)	1ML Strike Upper Collar (%)
1	05/26/05	06/25/05	315,360,000.00	5.330	9.200
2	06/25/05	07/25/05	309,457,540.20	5.331	9.200
3	07/25/05	08/25/05	303,663,917.03	5.331	9.200
4	08/25/05	09/25/05	297,977,124.08	5.331	9.200
5	09/25/05	10/25/05	292,395,191.95	5.332	9.200
6	10/25/05	11/25/05	286,916,187.54	5.332	9.200
7	11/25/05	12/25/05	281,538,213.37	5.333	9.200
8	12/25/05	01/25/06	276,259,406.93	5.333	9.200
9	01/25/06	02/25/06	271,077,940.05	5.334	9.200
10	02/25/06	03/25/06	265,992,018.26	5.334	9.200
11	03/25/06	04/25/06	260,999,880.16	5.335	9.200
12	04/25/06	05/25/06	256,099,796.80	5.335	9.200
13	05/25/06	06/25/06	251,290,071.13	5.336	9.200
14	06/25/06	07/25/06	246,569,037.36	5.336	9.200
15	07/25/06	08/25/06	241,935,060.40	5.337	9.200
16	08/25/06	09/25/06	237,386,535.31	5.337	9.200
17	09/25/06	10/25/06	232,921,886.74	5.338	9.200
18	10/25/06	11/25/06	228,539,568.35	5.338	9.200
19	11/25/06	12/25/06	224,238,062.33	5.339	9.200
20	12/25/06	01/25/07	220,015,878.83	5.340	9.200
21	01/25/07	02/25/07	215,871,555.47	5.340	9.200
22	02/25/07	03/25/07	211,803,656.82	5.341	9.200
23	03/25/07	04/25/07	207,810,773.91	5.341	9.200
24	04/25/07	05/25/07	203,891,523.74	5.342	9.200
25	05/25/07	06/25/07	200,044,548.82	5.343	9.200
26	06/25/07	07/25/07	196,268,516.65	5.343	9.200
27	07/25/07	08/25/07	192,562,119.32	5.344	9.200
28	08/25/07	09/25/07	188,924,073.01	5.345	9.200
29	09/25/07	10/25/07	185,353,117.57	5.345	9.200
30	10/25/07	11/25/07	181,848,016.08	5.346	9.200
31	11/25/07	12/25/07	178,407,554.42	5.799	9.200
32	12/25/07	01/25/08	175,021,997.53	5.802	9.200

1. The notional balance of the Cap Contract will be equal to the lesser of the scheduled notional balance or the then current balance of the Offered Certificates.

Hypothetical Available Funds Cap Table for the Offered Certificates

Period	Payment Date	Available Funds Cap (%) (1)(3)(4)	Available Funds Cap (%) (2)(3)(4)	Period	Payment Date	Available Funds Cap (%) (1)(3)(4)	Available Funds Cap (%) (2)(3)(4)
1	6/25/2005	5.630	5.630	40	9/25/2008	5.815	10.493
2	7/25/2005	5.631	9.500	41	10/25/2008	5.817	10.497
3	8/25/2005	5.632	9.501	42	11/25/2008	5.820	10.501
4	9/25/2005	5.632	9.501	43	12/25/2008	5.822	10.511
5	10/25/2005	5.633	9.501	44	1/25/2009	5.825	10.515
6	11/25/2005	5.634	9.502	45	2/25/2009	5.827	10.520
7	12/25/2005	5.635	9.502	46	3/25/2009	5.830	10.525
8	1/25/2006	5.635	9.502	47	4/25/2009	5.833	10.530
9	2/25/2006	5.636	9.502	48	5/25/2009	5.835	10.535
10	3/25/2006	5.637	9.503	49	6/25/2009	5.838	10.540
11	4/25/2006	5.638	9.503	50	7/25/2009	5.841	10.545
12	5/25/2006	5.639	9.504	51	8/25/2009	5.845	10.551
13	6/25/2006	5.640	9.504	52	9/25/2009	5.848	10.557
14	7/25/2006	5.641	9.505	53	10/25/2009	5.851	10.563
15	8/25/2006	5.642	9.505	54	11/25/2009	5.850	10.677
16	9/25/2006	5.643	9.506	55	12/25/2009	5.854	10.683
17	10/25/2006	5.644	9.506	56	1/25/2010	5.857	10.690
18	11/25/2006	5.645	9.507	57	2/25/2010	5.829	11.497
19	12/25/2006	5.646	9.507	58	3/25/2010	5.829	11.500
20	1/25/2007	5.647	9.507	59	4/25/2010	5.833	11.500
21	2/25/2007	5.648	9.508	60	5/25/2010	5.837	11.500
22	3/25/2007	5.650	9.509	61	6/25/2010	5.841	11.500
23	4/25/2007	5.651	9.510	62	7/25/2010	5.845	11.500
24	5/25/2007	5.652	9.510	63	8/25/2010	5.850	11.500
25	6/25/2007	5.654	9.511	64	9/25/2010	5.854	11.500
26	7/25/2007	5.655	9.512	65	10/25/2010	5.859	11.500
27	8/25/2007	5.656	9.512	66	11/25/2010	5.864	11.500
28	9/25/2007	5.658	9.513	67	12/25/2010	5.869	11.500
29	10/25/2007	5.660	9.515	68	1/25/2011	5.874	11.500
30	11/25/2007	5.661	9.515	69	2/25/2011	5.880	11.500
31	12/25/2007	5.687	9.517	70	3/25/2011	5.885	11.500
32	1/25/2008	5.688	9.518	71	4/25/2011	5.891	11.500
33	2/25/2008	5.801	9.667	72	5/25/2011	5.897	11.500
34	3/25/2008	5.803	9.670	73	6/25/2011	5.903	11.500
35	4/25/2008	5.805	9.674	74	7/25/2011	5.910	11.500
36	5/25/2008	5.807	9.677	75	8/25/2011	5.916	11.500
37	6/25/2008	5.809	9.771	76	9/25/2011	5.923	11.500
38	7/25/2008	5.811	9.775	77	10/25/2011	5.930	11.500
39	8/25/2008	5.813	10.489	78	11/25/2011	5.937	11.500

1. Assumes no losses, 10% cleanup call, 30% CPR, and 1 month LIBOR and 6 month LIBOR remain constant at 3.08875% and 3.40875%, respectively.
2. Assumes no losses, 10% cleanup call, 30% CPR, and 1 month LIBOR and 6 month LIBOR start 3.08875% and 3.40875%, in month 1, respectively, and increase to 20.00000% thereafter. The values indicated include proceeds from the Cap Contract, although such proceeds are excluded from the calculation of the Available Funds Cap described herein.
3. Calculated as (a) the Available Funds Cap plus (b) the result of the proceeds from the Cap Contract divided by the aggregate certificate principal balance of the classes of Offered Certificates for such Distribution Date multiplied by 12.
4. Lesser of (i) Available Funds Cap and (ii) Hard Cap of 11.50% per annum.

Discount Margin Table (To Call)

	0% CPR *To Call*	24% CPR *To Call*	30% CPR *To Call*	45% CPR *To Call*	60% CPR *To Call*
	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
Class A-1					
100.00000%	27	27	27	27	27
WAL (yrs)	20.79	3.09	2.37	1.34	0.87
Principal Window	Jun05 - Oct33	Jun05 - Oct13	Jun05 - Nov11	Jun05 - Apr09	Jun05 - Dec07
Class A-2					
100.00000%	34	34	34	34	34
WAL (yrs)	20.79	3.09	2.37	1.34	0.87
Principal Window	Jun05 - Oct33	Jun05 - Oct13	Jun05 - Nov11	Jun05 - Apr09	Jun05 - Dec07
Class M-1					
100.00000%	45	45	45	45	45
WAL (yrs)	26.14	5.51	4.48	3.80	2.58
Principal Window	Sep27 - Oct33	Jun08 - Oct13	Aug08 - Nov11	Dec08 - Apr09	Dec07 - Dec07
Class M-2					
100.00000%	65	65	65	65	65
WAL (yrs)	26.14	5.50	4.44	3.55	2.58
Principal Window	Sep27 - Oct33	Jun08 - Oct13	Jul08 - Nov11	Sep08 - Apr09	Dec07 - Dec07
Class B-1					
100.00000%	135	135	135	135	135
WAL (yrs)	26.14	5.50	4.42	3.41	2.58
Principal Window	Sep27 - Oct33	Jun08 - Oct13	Jun08 - Nov11	Jul08 - Apr09	Dec07 - Dec07
Class B-2					
100.00000%	200	200	200	200	200
WAL (yrs)	26.10	5.36	4.30	3.28	2.58
Principal Window	Sep27 - Oct33	Jun08 - Aug13	Jun08 - Oct11	Jul08 - Mar09	Dec07 - Dec07

Discount Margin Table (To Maturity)

	0% CPR *To Maturity*	24% CPR *To Maturity*	30% CPR *To Maturity*	45% CPR *To Maturity*	60% CPR *To Maturity*
	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
Class A-1					
100.00000%	27	29	29	29	27
WAL (yrs)	20.85	3.36	2.59	1.48	0.87
Principal Window	Jun05 - Jan35	Jun05 - Feb24	Jun05 - May20	Jun05 - Aug14	Jun05 - Jan08
Class A-2					
100.00000%	34	36	36	37	34
WAL (yrs)	20.85	3.36	2.59	1.48	0.87
Principal Window	Jun05 - Jan35	Jun05 - Feb24	Jun05 - May20	Jun05 - Aug14	Jun05 - Jan08
Class M-1					
100.00000%	45	46	47	46	49
WAL (yrs)	26.27	6.00	4.88	4.05	3.21
Principal Window	Sep27 - Oct34	Jun08 - Nov18	Aug08 - Jan16	Dec08 - Oct11	Jan08 - Jun11
Class M-2					
100.00000%	65	67	67	66	78
WAL (yrs)	26.25	5.89	4.75	3.73	4.37
Principal Window	Sep27 - Aug34	Jun08 - Jun17	Jul08 - Nov14	Sep08 - Jan11	Mar09 - Aug10
Class B-1					
100.00000%	135	137	137	136	152
WAL (yrs)	26.20	5.67	4.56	3.49	3.55
Principal Window	Sep27 - May34	Jun08 - Oct15	Jun08 - Jun13	Jul08 - Mar10	Sep08 - Mar09
Class B-2					
100.00000%	200	200	200	200	220
WAL (yrs)	26.10	5.36	4.30	3.28	3.29
Principal Window	Sep27 - Oct33	Jun08 - Aug13	Jun08 - Oct11	Jul08 - Mar09	Aug08 - Sep08

Breakeven CDR Table

The tables below display the Constant Default Rate ("CDR"), and the related cumulative collateral loss, at which the referenced Class first incurs a writedown. Calculations are run to maturity at both static (1ML =3.08875% and 6ML = 3.40875%) and forward LIBOR (shown in the graph below), and at varying loss severity percentages.
Other assumptions include: (1) prepayment speed is 30% CPR, (2) 0 month lag from default to loss, and (3) triggers fail (i.e., no stepdown):

		Static LIBOR			Forward LIBOR		
		35% Loss Severity	45% Loss Severity	55% Loss Severity	35% Loss Severity	45% Loss Severity	55% Loss Severity
Class M-1	CDR Break	13.815%	10.461%	8.418%	11.713%	8.858%	7.125%
	Cum Loss	10.34%	10.70%	10.95%	9.11%	9.35%	9.51%
Class M-2	CDR Break	10.355%	7.954%	6.456%	8.373%	6.426%	5.215%
	Cum Loss	8.26%	8.54%	8.73%	6.94%	7.12%	7.24%
Class B-1	CDR Break	8.009%	6.206%	5.066%	6.109%	4.730%	3.861%
	Cum Loss	6.68%	6.90%	7.05%	5.30%	5.43%	5.52%
Class B-2	CDR Break	7.317%	5.685%	4.646%	5.423%	4.210%	3.442%
	Cum Loss	6.19%	6.39%	6.52%	4.77%	4.88%	4.96%


Forward LIBOR
6.00000%
5.00000%
4.00000%
3.00000%
2.00000%
1.00000%
0.00000%
0
12
24
36
48
60
72
84
96
108
120
Period
One-Month LIBOR
Six-Month LIBOR

Excess Spread

The table below displays excess spread in bps. Calculations are run to maturity at both static LIBOR (1ML =3.08875% and 6ML = 3.40875%) and forward LIBOR (shown in the table below). Excess spread means the per annum rate equal to 12 times the quotient of (x) the difference between (a) the total scheduled interest based on the Net Mortgage Rates in effect on the related due date minus (b) the total interest due on the Offered Certificates and the Class B-3 Certificates, divided by (y) the aggregate principal balance of the Offered Certificates and the Class B-3 Certificates as of the first day of the applicable accrual period. Other assumptions include: (1) prepayment speed is 30% CPR, (2) no defaults and no losses:

Period	Excess Spread in bps (Static LIBOR)	Excess Spread in bps (Forward LIBOR)
Avg yr1	221	167
Avg yr2	218	109
Avg yr3	220	124
Avg yr4	234	187
Avg yr5	238	195

Period	Excess Spread in bps (Static LIBOR)	1 Month Forward LIBOR	6 Month Forward LIBOR	Excess Spread in bps (Forward LIBOR)	Period	Excess Spread in bps (Static LIBOR)	1 Month Forward LIBOR	6 Month Forward LIBOR	Excess Spread in bps (Forward LIBOR)
1	232	3.08875%	3.40875%	232	**40**	234	4.38240%	4.45370%	187
2	220	3.19220%	3.52710%	210	**41**	234	4.39510%	4.46430%	186
3	220	3.33750%	3.62960%	195	**42**	234	4.40720%	4.47700%	185
4	220	3.41310%	3.71660%	188	**43**	235	4.41780%	4.48740%	185
5	220	3.59150%	3.80090%	170	**44**	235	4.43010%	4.50400%	184
6	220	3.71390%	3.85500%	158	**45**	235	4.44150%	4.52100%	189
7	220	3.74660%	3.90040%	154	**46**	236	4.45110%	4.53640%	189
8	220	3.81650%	3.93520%	147	**47**	236	4.46340%	4.55280%	188
9	220	3.84840%	3.96460%	144	**48**	236	4.47560%	4.56970%	187
10	219	3.90560%	3.99990%	138	**49**	237	4.51300%	4.58490%	185
11	219	3.92780%	4.02960%	136	**50**	237	4.52500%	4.59570%	184
12	219	3.98100%	4.06140%	131	**51**	238	4.53630%	4.60760%	189
13	219	3.94450%	4.09620%	134	**52**	238	4.54670%	4.61780%	189
14	219	3.99160%	4.14180%	129	**53**	238	4.55770%	4.62710%	188
15	219	4.04000%	4.18770%	124	**54**	238	4.56850%	4.63810%	190
16	218	4.08400%	4.23320%	120	**55**	239	4.57820%	4.64760%	190
17	218	4.12940%	4.27620%	115	**56**	239	4.58870%	4.65620%	189
18	218	4.17480%	4.31910%	111	**57**	237	4.59890%	4.66490%	210
19	218	4.21970%	4.36260%	106	**58**	237	4.60760%	4.67210%	210
20	218	4.26070%	4.36640%	102	**59**	237	4.61820%	4.68180%	210
21	218	4.30550%	4.36730%	98	**60**	238	4.62700%	4.68800%	210
22	217	4.34630%	4.36460%	94	**61**	238	4.62740%	4.69530%	211
23	217	4.38780%	4.35980%	90	**62**	239	4.63690%	4.70450%	210
24	217	4.42770%	4.35100%	86	**63**	239	4.64560%	4.71300%	214
25	217	4.24130%	4.34060%	103	**64**	240	4.65500%	4.72080%	214
26	216	4.26570%	4.36340%	101	**65**	241	4.66260%	4.72850%	214
27	216	4.29050%	4.38900%	98	**66**	241	4.67030%	4.73600%	214
28	216	4.31430%	4.41190%	96	**67**	242	4.67890%	4.74350%	214
29	216	4.33560%	4.43220%	94	**68**	243	4.68670%	4.75670%	214
30	215	4.35930%	4.45490%	91	**69**	243	4.69400%	4.76810%	219
31	218	4.38160%	4.47750%	100	**70**	244	4.70040%	4.77980%	220
32	217	4.40330%	4.47130%	98	**71**	245	4.70840%	4.79310%	220
33	228	4.42540%	4.46340%	179	**72**	246	4.71540%	4.80360%	220
34	228	4.44610%	4.45390%	177	**73**	246	4.74980%	4.81550%	218
35	228	4.46750%	4.44380%	174	**74**	247	4.75650%	4.82280%	219
36	227	4.48880%	4.43160%	172	**75**	248	4.76380%	4.82980%	224
37	227	4.34510%	4.41720%	185	**76**	249	4.77160%	4.83740%	225
38	231	4.35850%	4.42890%	188	**77**	250	4.77780%	4.84290%	225
39	233	4.37110%	4.44260%	187	**78**	251	4.78440%	4.84920%	226